GOLD

BARRICK 2002

2	Financial Highlights

4	Chairman’s Letter

6	President’s Letter

12	Management’s Discussion and Analysis

64	Financial Statements

68	Notes to Financial Statements

96	Reserves

102	Board of Directors and Officers

104	Shareholder Information

106	Corporate Information

ANNUAL MEETING The Annual General Meeting of Shareholders will be held on Wednesday, May 7, 2003 at 10:00 a.m. in the Canadian Room Fairmont Royal York Hotel, Toronto, Ontario.

Barrick Gold Corporation is among the world’s largest gold producers in terms of market capitalization, production and reserves. The Company has a portfolio of long-life, low-cost mines and development projects in the United States, Canada, Australia, Peru, Chile, Argentina and Tanzania. These operating properties and development projects on four continents, combined with the gold industry’s only A-rated balance sheet, position Barrick to prosper in the years ahead.

In 2002, Barrick produced 5.7 million ounces of gold at an average cash cost of $177 per ounce. The Company has a $2-billion development plan which is expected to add four new mines between 2005 and 2008. These new mines are estimated to produce approximately 2 million ounces of gold annually at an average cash cost of $125 per ounce over their first decade of operation, augmenting the quality and profitability of our operating portfolio of mines.

Barrick’s shares trade under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

1

2002 YEAR IN REVIEW Barrick’s operating and financial performance declined in 2002 because of lower production and higher costs as existing operations move into the mature stage of their life cycle. With the aim of enhancing future performance, the Company announced its four-mine development plan, projected to begin contributing in 2005.

>Financial Highlights

				% change
(US GAAP basis)	2002	2001	2000	2001-2002

Financial Highlights (in millions of dollars except per share data)
Gold sales	$1,967	$1,989	$1,936	-1
Net income (loss) for the year	193	96	(1,189)	101
Operating cash flow	589	588	842
Cash and short-term investments	1,074	779	822	38
Shareholders’ equity	3,334	3,192	3,190	4
Net income (loss) per share (diluted)	0.36	0.18	(2.22)	100
Operating cash flow per share	1.09	1.10	1.57	-1
Dividends per share	0.22	0.22	0.22
Operating Highlights
Gold production (thousands of ounces)	5,695	6,124	5,950	-7
Total cash costs per ounce	$177	$162	$155	9
Total production costs per ounce	$268	$247	$239	9
Reserves: proven and probable (thousands of ounces)	86,927	82,272	79,300	6

> FINANCIAL REVIEW

In 2002, gold revenue was similar to the year earlier, as rising spot gold prices offset lower production due to the planned closure of five mines.

Overall, earnings doubled in 2002 from 2001, when results reflected two one-time charges associated with the Homestake merger ($117 million) and a litigation charge ($59 million).

The Company generated solid cash flows from its operating mines and — with the lowest capital expenditures in 14 years — free cash flow reached $361 million, the highest in Company history. As a result, cash balances increased to over $1 billion.

As a result of the 2001 Homestake merger, the Company realized $60 million in synergies. 2002 also saw the smooth integration of Homestake’s people into a single company and shared culture.

A successful exploration effort led to the discovery of Alto Chicama in Peru, doubling exploration expenditures for 2002 over the initial plan.

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> OPERATIONAL REVIEW

For the year, Barrick produced 5.7 million ounces of gold at total cash costs of $177 per ounce, compared to 6.1 million ounces of gold at $162 per ounce in 2001. The lower production related to the closure of five mines, as planned, during the year as reserves were depleted. The higher costs in 2002 reflect the maturing of the Company’s mines, as they processed more ore (5% higher) at lower grades (5% lower) and unit costs increased marginally (1% higher).

The highlight for 2002 came from exploration, with the discovery of a major new deposit at Alto Chicama that contributed 6.5 million ounces to reserves (for Canadian reporting purposes). Overall, the Company added 7.5 million ounces to reserves from its development projects and replaced 60% of the ounces it produced at its operating mines. As a result, reserves increased to 86.9 million ounces of gold, up from 82.3 million ounces in 2001.

During the year, Barrick advanced its development plan, announcing a five- year, four mine, $2-billion program. The program is projected to produce 2 million new ounces a year at $125 per ounce for the first 10 years of operations. The Company announced production and cost estimates and scheduled start-up dates for each of the four projects:

> Alto Chicama in Peru, scheduled to begin operations in 2005, is projected to produce 500,000 ounces a year at an average cash cost of $130 per ounce.

> Cowal in Australia is projected for a 2005 start, at an estimated 270,000 ounces per year at average cash costs of $170 per ounce.

> Veladero in Argentina is projected to produce 530,000 ounces per year at average cash costs of $155 per ounce, with start-up expected in 2006.

> Pascua-Lama, on the Chile/Argentina border, is expected to commence production in 2008, at an annual rate of 800,000 ounces and average cash costs of $85 per ounce.

As these projects begin entering production in 2005, the Company anticipates that they will make significant contributions to earnings and cash flow.

The Company plans to use the strong free cash flows from its operating mines to fund its exploration program and advance the four new development projects scheduled to commence production beginning in 2005.

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Barrick was built with a clear purpose in mind. We saw that investors were looking for a gold equity run as a business, with a focus on profitability. Acting on that understanding, within a decade Barrick became not only one of the world’s largest and most profitable gold producers, but the only one to earn an “A” credit rating.

Above all, successful companies have this in common: a commitment to build lasting value and excellence, and a commitment to setting high goals and achieving the highest standards. These commitments make up the foundation of our Company — and they go a long way toward explaining how, in the 20 years since it was founded, Barrick has become one of the most prominent companies in its field. Above all, our success reflects the dedication and passion of the men and women who together have built this Company.

Barrick quickly established itself as a leader in the gold mining business. We accomplished this feat by running the Company in accordance with clear and concise business principles. Rather than hitch our cart to volatile gold prices, we focused on running a business that could flourish under any conditions. We established a track record of consistently setting and then surpassing the highest standards, both operational and financial. Before long, Barrick was known as the most profitable company in its industry, always using its balance sheet and hedge book in ways that minimized risk and maximized opportunity.

We are immensely proud of what we’ve accomplished. Still, there’s no ignoring the facts: in 2002, Barrick did not meet our high standards. As performance slipped and investor confidence eroded, our Board of Directors decided that a change in management was necessary. With that, Greg Wilkins was named President and Chief Executive Officer of Barrick. Backed by the full support and confidence of the Board, and building on the many contributions of his predecessor, Randall Oliphant, Greg is already making great strides at reenergizing our Company.

Our Board has been busy in other areas as well. Corporate governance has become a major focus, not only to regulators and investors, but also to our Board.

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The Securities and Exchange Commission and the New York Stock Exchange have enacted tough new rules for boards of directors. Officially, as a non-US company, Barrick is not legally bound by some of these new regulations, yet as a global company we are committed to maintaining the highest standards of corporate governance. Recently, our Board created a separate corporate governance committee that is charged with proposing and implementing the new standards set out by Wall Street and Washington, to assure that our Company’s corporate stewardship best serves our shareholders.

Regulations intended to improve corporate governance can only do so much. For a company to perform to the best of its abilities, a board must be personally committed to maintaining the integrity of a company and ensuring fiduciary responsibility to its shareholders. I’m proud of our Board’s record in this area. Over and over, our Board has demonstrated a determination to do what it takes to maximize shareholder value while remaining true to the ethos of this company. Underperformance has never been acceptable to our Board. Building a great and lasting company that creates true shareholder value is the overriding goal.

This is a great time to be in our industry. In a period of political and economic uncertainty, gold is more important than ever. Better still, Barrick is perfectly positioned to take advantage of the opportunities. Whether you look at our managers and employees, our assets, our operations, our track record in exploration and development, or our financial strengths, Barrick has all the components required to forge ahead. Our task now is to get all those parts moving together as one, restoring investor confidence along the way. Few people are better suited for this task than Greg Wilkins, one of the finest executives I have ever worked with.

In the 20 years since I founded Barrick, much has changed. Our commitment to building lasting value, however, has never wavered. On behalf of everyone at Barrick, I’m pleased to report that we are determined to chart the path of excellence that sustained us in the past, and will support us in the future.

/s/ Peter Munk Peter Munk Chairman March 8, 2003

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Our fundamentals are strong. The key now is execution: Delivering at our existing mines, advancing our development projects, and making new exploration discoveries. If we do those things, we should see the kind of financial performance our shareholders have come to expect.

Barrick was created and built with a clear purpose in mind. Twenty years ago, Peter Munk recognized that gold and gold shares represented a unique asset class, fulfilling a special role in the financial markets. Investors used gold-related investments to diversify their portfolio risks, in line with the general wisdom that gold would rise in times of uncertainty while other financial asset values would fall. Fundamental to this thesis was that the gold investment be financially sound and its underlying operations well- managed. Accordingly, Barrick was built on proven business principles. Today, 20 years later, the philosophy that gave birth to Barrick serves us equally well in the current environment of political and economic uncertainty.

Having been associated with Barrick since the beginning, I am pleased to be back leading the Company in an exciting period for gold — and what I believe will be an exciting period for Barrick.

As the 1990’s experienced a period of sustained economic growth and rising financial asset values, gold remained in an extended bear market. The new millennium spurred the recent break out in gold as it brought with it heightened geopolitical risk and a weaker economic climate. Gold, as expected, fulfilled its role, rising in value while virtually every other financial investment class declined. So far so good — except that the patient Barrick shareholders did not enjoy the benefits that they reasonably expected when the gold price rose.

In this letter, I want to share with you my sense of what happened and why — and how Barrick will again become the

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gold investment of choice and regain its leadership position in the gold industry.

Since rejoining Barrick, I have been visiting our operating mines and development projects to understand better both the challenges and opportunities facing the Company today. The issue, as I see it, is execution: We must manage this company effectively to take advantage of our assets and opportunities. At the same time, we need to align our forward sales program to a changing market, and optimize our capital structure. To achieve each of these goals, we must make certain we have the right people in the right places at all levels of the Company.

Barrick built itself on strong, predictable financial performance, priding itself on consistently achieving or surpassing market expectations. Looking back more recently, it is evident that Barrick failed to meet the standards — operational or financial — that our investors have grown to expect.

Earnings before non-hedge derivative adjustments and one- time charges declined from $221 million in 2001 to $199 million in 20021. Production was 5.7 million ounces compared to 6.l million in 2001, while cash costs rose to $177 per ounce compared with $162 a year earlier. The lower operating performance offset the gains from higher gold prices, which had increased from a 22-year low of $271 per ounce in 2001 to an average of $310 per ounce in 2002. Barrick’s lower production level in 2002 was anticipated, resulting from the shutdown of operations with depleted ore bodies. The higher cash costs, however, were a disappointment. Costs were expected to increase from $162 per ounce in 2001 to $167 per ounce in 2002. Instead, difficulties accessing higher-grade ore and a lack of production flexibility at several of our underground operations pushed costs to $177 per ounce1.

The Company was slow in reacting to these operational issues and compounded the problem by failing to communicate effectively with the Company’s stakeholders. Unfortunately, the negative sentiment that developed towards the Company overshadowed the successes we enjoyed during 2002.

The issue, as I see it, is execution: We must manage this company effectively to take advantage of our assets and opportunities.

Even the good news in 2002 had a negative impact on earnings. We discovered the Alto Chicama deposit in Peru, brought 6.5 million ounces into reserves and we moved ahead on the Veladero project in Argentina. As a result,

[1] See page 60 regarding non-GAAP measures.

BARRICK ANNUAL REPORT 2002    7

exploration spending doubled from a planned $52 million to $104 million, directly impacting our earnings. In addition to factors that should have been within our reach, we faced several market issues beyond our control. As a case in point, the S&P’s policy shift to include only US-based companies in their index, resulted in Barrick being removed from the S&P 500 causing significant disinvestment by index related investors.

Our forward sales program will continue to be a tool to manage our financial risk. It gives us the critical ability to make major capital investments for the development of new mines — the source of future earnings, cash flow and growth.

Yet the issue that dominated the agenda last year was our forward sales program. It is hard to imagine how a tool that has worked so successfully for 15 years — earning over $2 billion for the Company — has managed to generate so much negative publicity. The program has long been vilified by a small group of critics who have led a vocal and misleading crusade denigrating our forward sales program. Last year, this crusade took the form of a lawsuit filed against the Company, advancing the conspiracy theory that Barrick was actively and deliberately suppressing the price of gold. Our shareholders should know that we’re fighting back: Barrick has petitioned the court to have the case dismissed — and has filed its own lawsuit to stop the spread of malicious and false information about our program.

Our forward sales program will continue to be a tool to manage our financial risk. It gives us the critical ability to make major capital investments for the development of new mines — the source of future earnings, cash flow and growth. And because of this program, we can undertake these long-term capital commitments without expos- ing our balance sheet. It is the only prudent way for a corporation dependent entirely on a single volatile commodity price to make capital investments to grow its business while maintaining financial strength.

The simple fact is that our program is designed to work when gold prices rise — as it has in early 2003. As the spot price moved above our forward price, we elected to sell all our production at the higher spot price. The extended deferral feature, the right to defer delivery for 10 to 15 years, provides the Company the complete flexibility to sell at spot gold prices or deliver into our forward sales contracts — whichever is higher. No other company has this degree of flexibility, which is one of the many reasons why Barrick’s program differs from its peers.

As interest rates have declined, forward premiums have also declined, making forward selling

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less attractive. Our existing program is larger than I’d like, as it represents almost 35% of our reserves at operating mines. The size of the position will always be a function of business and market conditions, so any working guideline is bound to change. That said, my personal view is that roughly two years production is a more optimal limit to work towards. Gold is volatile — and this volatility will provide us with the opportunity over time to effectively re-align our forward sales program. But do take note that even before any realignment occurs, we have almost 70 million ounces of gold unhedged and linked to the gold price. That provides one of the largest exposures to higher gold prices in the entire gold industry.

Yet for all our strengths, the bottom line for 2002 is that we didn’t measure up in terms of our share performance as investors shifted to gold. Our difficulties in 2002 tarnished the Company’s credibility and shook investor confidence. We lost the premium in the market that we had long enjoyed. Our task now is to recapture that premium, by regaining investor confidence.

Our objective is clear: to be the acknowledged leader in the gold industry in terms of asset quality, financial strength and people capable of managing our operations effectively to deliver sustainable earnings and cash flow. As I said at the outset, it boils down to execution.

Our objective is clear: to be the acknowledged leader in the gold industry in terms of asset quality, financial strength and people capable of managing our operations effectively to deliver sustainable earnings and cash flow.

From all that I’ve seen, the Company’s fundamentals are strong. Our existing operations are among the longest-life, lowest-cost mines in the world. Our portfolio is in politically stable regions and we’ve got great talent in the field — operating management teams that are motivated, capable and experienced.

Nevertheless, our producing assets are reaching maturity and are now in the phase when we can reap the rewards of years of investment and development. 2002 was a perfect example of that, as we generated the highest free cash flow1 in the Company’s history — $361 million — and increased our cash balance by year end to over $1 billion. Our goal in the years to come is to harvest those free cash flows for reinvestment in the business to grow earnings and cash flow per share.

Reserve replacement is a huge challenge in the gold industry. With the potential at some of

[1] See page 60 regarding non-GAAP measures.

BARRICK ANNUAL REPORT 2002    9

our existing mines and our development projects, Barrick is well positioned to meet that challenge — as we did last year, when we increased reserves by about 5 million ounces to 86.9 million ounces.

Longer term, reserve replacement and growth go beyond the existing pipeline of projects. Acquisitions and exploration are the two principal means of adding reserves and production. Both have risks, and both need to be approached with great discipline.

The Homestake merger has worked well for us, as we successfully integrated the two companies, realizing the human and financial synergies identified in the acquisition analysis. However, acquisitions generally do not have a history of delivering value, and it is even more elusive to find value in gold mining transactions. Blockbuster deals deliver size, but not necessarily quality and rarely create wealth for the acquirer. We will continue to look for opportunities in the gold industry, and will move only when we see the opportunity to enhance our financial performance.

Barrick is one of the few companies to have made a sizeable commitment to exploration over the past few years. As the juniors historically active in exploration stepped back, Barrick stepped up — strengthening its exploration team and spending risk capital more effectively. That effort paid off in the form of the Alto Chicama discovery last year. While no company can be certain that its exploration work will continue to produce economic discoveries, we are optimistic that if we work smartly, we will have further successes.

Of course once you discover a deposit, you need to get it into production. Our acquisition and exploration successes coupled with our balance sheet strength allowed us to announce a $2-billion development program designed to bring 2 million low-cost ounces per annum into production. That gives Barrick the biggest portfolio of undeveloped assets in the industry — and when you consider that we’re developing these projects in a favorable gold price environment, you see why I am so excited to be back at Barrick.

Our acquisition and exploration successes coupled with our balance sheet strength allowed us to announce a $2-billion development program designed to bring 2 million low-cost ounces annually into production.

We are focused on getting these projects into production as soon as possible. This is an enormous task that only experienced and well-financed companies can even consider. Barrick has successfully built more than

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10 mines on four continents. We have both the development experience and the balance sheet to get the job done.

As 2003 unfolds, we’ll also be focusing on the question of capital structure, weighing our cash needs against our debt levels, and assessing our existing operations’ ability to generate free cash flows versus the cash needs for our development projects.

As I have said, Barrick has all the tools it needs to be successful: A strong commitment to gold, quality assets, international diversification, a strong bal- ance sheet, and a solid forward sales program. Most importantly, as I have discovered through my recent site visits, it has highly skilled, highly motivated people, a social conscience and a special culture that is unique to Barrick. With a renewed commitment to better communicate to all stakeholders not just our strengths but our challenges, we believe open, honest, two-way dialogue is the best way to share our sense of who we are — and where we’re going.

I want to close by coming back to a point Peter Munk often makes. You won’t find a line item on the balance sheet labeled “Passion to succeed,” or a metric that measures a company’s heart. But the best companies have both, and so does Barrick. That is why I can say with confidence that by consistently making good decisions and delivering results — this Company will thrive.

/s/ Gregory C. Wilkins Gregory C. Wilkins President and Chief Executive Officer March 8, 2003

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL AND OPERATING RESULTS

13	Strategic Perspectives

14	Highlights

15	Outlook

17	Income Statement

	17	Gold Sales

	19	Operations Review by Geographic Area

	20	North America

	28	South America

	31	Africa

	33	Australia

	38	Costs and Expenses

43	Liquidity and Capital Resources

45	Financial Risk Management

49	Critical Accounting Estimates

54	Off-Balance Sheet Arrangements

	54	Gold Sales Contracts

59	Contractual Obligations and Commitments

60	Non GAAP Measures

STRATEGIC PERSPECTIVES

Barrick Gold Corporation is among the world’s largest gold producers in terms of market capitalization, production and reserves, with operating properties and development projects on four continents. With 2003 marking Barrick’s 20th year in the gold business, we believe that we are positioned to benefit from the opportunities presented by a favorable gold price environment.

Since its founding, Barrick has been run in accordance with clear and concise business principles, focusing on profitability and financial performance rather than sheer size. We know that the key drivers of performance in our business are spot gold prices, production, reserves and costs per ounce. In 2002, our financial results were below our expectations, primarily due to higher costs at our operations. As we move into 2003, we intend to focus on optimizing our operating mines and setting achievable targets based on each mine’s stage of operation. Overall, we have a solid portfolio of operating — albeit mature — properties. Even as the average ore grade mined at each of our operations declines toward reserve grade, these mines remain long-life, low-cost operations compared to the industry. The key feature of these properties is their ability to generate significant free cash flow, which we plan to use in part to fund our exploration and development programs.

In addition to our operating mines, we have the largest portfolio of development projects in the industry, and the financial and development strengths to build them. For the last five years, as the lower gold price environment reduced exploration spending across the industry, we invested extensively in our exploration program. This investment paid dividends in 2002 with a major gold discovery — Alto Chicama in Peru. By early 2003, our work at Alto Chicama allowed us to add 6.5 million ounces to reserves (for Canadian reporting purposes), bringing our total reserves to 86.9 million ounces1, one of the largest gold asset bases in the industry.

Coupled with the development projects obtained through our Homestake merger in 2001, we now have a four mine, $2-billion development program that we expect to contribute to production, earnings and cash flows beginning in 2005. At full production, we expect this group of projects to add 2 million ounces of low-cost gold production annually to our portfolio. With such a sizeable development program underway, our strategic focus for the immediate future will be to continue our exploration efforts in ways that further enhance our operating mines and development projects. While our strategy does not make us dependent on acquisitions, we will consider transactions that we believe are capable of increasing earnings and cash flows.

1 For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Alto Chicama and Veladero are classified for U.S. reporting purposes as mineralized material. Total reserves for U.S. reporting purposes are 71.0 million ounces.

BARRICK ANNUAL REPORT 2002         13

We have the financial resources to move ahead with our exploration and development programs without diluting our shareholders because of our solid balance sheet, strong free cash flows from our existing operations and the support of our forward sales program.

HIGHLIGHTS

For 2002, our net income was $193 million ($0.36 per share) compared to $96 million ($0.18 per share) in 2001, while operating cash flow was $589 million ($1.09 per share) for 2002 versus $588 million ($1.10 per share) for 2001.

For the year, we produced 5.7 million ounces of gold at total cash costs of $177 per ounce1 compared to 6.1 million ounces of gold at $162 per ounce in 2001. Lower 2002 production was largely due to the planned phase-out of five mines over the course of the year as reserves were depleted.

Overall, we met our production target for the year as solid contributions from our Pierina mine in Peru and two of our North American operations offset lower production from four of our seven underground mines. The lower production and the resulting higher cash costs at the four underground mines were due largely to difficulties in accessing higher-grade ores. The four mines spent 2002 improving mine planning and increasing development to provide better production flexibility in 2003 and beyond.

The $15 per ounce increase in total cash costs in 2002 over 2001 was due to our ongoing operations processing more ore (5% higher) at lower grades (5% lower) at marginally higher unit costs (up 1%).

Our 2002 earnings were also affected by a sharp increase in our exploration and development expense to $104 million — double what we originally planned to spend. Activity at our Alto Chicama discovery increased our exploration expense by $24 million. At the same time, we also expensed all of the feasibility work at Veladero ($15 million) over the course of 2002. While the impact on our 2002 earnings was negative, both Alto Chicama and Veladero represent key assets that we expect to contribute to our operating and financial performance beginning in 2005 and 2006, respectively.

We generated solid cash flows from our operating mines and as a result of our lowest capital expenditures in 14 years, our free cash flows reached $361 million1, the highest in Company history. Our forward sales program also contributed, generating $168 million in additional revenue in 2002. As a result, we ended the year with more than $1 billion in cash, and no net debt.

Our forward sales program provides us the flexibility to deliver at our forward price or the spot gold price — whichever is higher. For the first time in 15 years, in the first quarter of 2003 spot gold prices increased above our current year forward price, allowing us to defer delivery of our forward contracts and sell at the higher spot gold price. Our forward sales program has performed as it was designed, providing a higher floor price during periods of low gold prices and the flexibility to sell all of our mine production at higher spot prices.

1 See non-GAAP measures page 60.

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> Global – Results

For the year ended December 31,
(US GAAP basis)	2002	2001	% Change

Gold production – ounces (thousands)	5,695	6,124	-7
Revenue per ounce	$339	$317	7

Cash operating costs per ounce	170	155	10
Royalties	6	6	–
Production taxes	1	1	–

Total cash costs per ounce	177[1]	162	9
Amortization and reclamation	91	85	7

Total production costs per ounce	$268	$247	9

Capital expenditures (millions)	$228	$474	-52
Mineral reserves (millions of ounces)	86.9	82.3	6

1 See non-GAAP measures page 60.

We believe that our forward sales program’s flexibility is one of the significant strengths of this Company. At a time when spot gold prices rose by more than $100 per ounce and our unrealized mark-to-market loss increased, our program remained solid. What makes gold hedging unique — in sharp contrast to derivative instruments in general — is the fact that our program is supported by gold in the ground which can be delivered in the normal course of our business. Every ounce hedged represents a product we own — and we only have one in five ounces sold forward under our program.

While the program has worked well for us in the past and remains an important asset, changing circumstances make adjustments necessary. Given the present environment of low interest rates and concerns over complex financial transactions, we intend to make our forward selling program both smaller and simpler. Accordingly, over the course of 2002 we reduced the size of our program and focused on “plain vanilla” spot deferred forward sales contracts.

OUTLOOK

While no company can predict future performance with certainty, we have a solid portfolio of assets capable of generating significant free cash flows. Our pipeline of development projects gives us the flexibility to add to our production profile without the necessity of acquisitions. While we believe that consolidation and rationalization of the gold industry will continue, our primary focus is on optimizing our existing mines and the development of our new mines.

For 2003, we expect to produce between 5.4 and 5.5 million ounces at a cash cost of $180 to $190 per ounce. Including amortization, total production costs for the year are expected to be between $275 and $285 per ounce. Our forward sales program provides us with the ability to sell our production at a minimum selling price of $340 per ounce for 2003; however, as our objective is to maximize the value of every ounce we produce, we plan to sell our production at the higher of the spot price or our forward price.

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We expect administration costs to be approximately $70 million, with exploration and business development in the $100 to $110 million range. Our projections assume the expensing of all of Alto Chicama’s and a portion of Veladero’s development costs. Interest expense is expected to be about $70 million (including accretion expense). Based on $350 per ounce gold, our tax rate is expected to be between 15% and 20%; at $400 per ounce gold, our tax rate would increase to 25% to 30%.

We plan to begin implementing our development program in 2003, increasing capital expenditures to approximately $380 to $390 million from a sustaining capital level of $228 million last year, with the increase aimed at starting construction at the Veladero and Cowal projects. In addition to the steady stream of free cash flow generated by our existing operations, we bring the strength of our balance sheet — with $1-billion in cash and low levels of debt — to provide the financial base to proceed with these projects.

The accompanying consolidated financial statements and related notes are presented in accordance with United States generally accepted accounting principles (“US GAAP”) and are expressed in US dollars. These statements, together with the following discussion and analysis, are intended to provide investors with a reasonable basis for assessing our operational and financial performance as well as certain forward looking information relating to potential future performance.

The forward looking statements included in this discussion and analysis involve risks and uncertainties and are based upon assumptions, which we believe are reasonable, but which could prove incorrect. Factors which could cause actual results to differ from those implied in the forward looking statements include: changes in the price of gold and certain other commodities; currency fluctuations; regulatory, political or economic developments in the areas in which we carry on business; and changes in mining or processing rates. With a large proportion of our reserve base undeveloped, the timing of commencement of production, as well as capital cost, production and cash costs of our development projects will have a significant impact on future financial performance in 2005 and beyond. For a more detailed discussion of risks relevant to Barrick, see our Form 40-F/Annual Information Form on file with securities regulatory authorities.

The consolidated financial statements have been prepared based on United States reserves standards. Our reserves for United States reporting purposes are the same as our reserves for Canadian reporting purposes with the exception of two projects (Veladero and Alto Chicama), which we expect to qualify as reserves for United States reporting purposes within the next twelve months.

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INCOME STATEMENT

GOLD SALES

Revenue for 2002 totaled $1,967 million on gold sales of 5.8 million ounces, compared with $1,989 million on gold sales of 6.3 million ounces in 2001. 2002 gold sales were approximately 100,000 ounces higher than 2002 production, reflecting the impact of ounces produced at the end of 2001 but not sold until 2002. The marginally lower 2002 revenue compared to the prior year resulted from an 8% decrease in gold sales, partially offset by a $22 per ounce, or 7%, increase in the average realized price. The lower gold sales in 2002 relate to the planned closure of five mines during the year due to the depletion of their economic reserves. With the exception of one further mine closure in 2004, our existing operations should continue to produce at similar levels for the next several years.

In 2002, gold prices rose to their highest level since 1997, averaging $310 per ounce, compared to 2001, when gold averaged $271 per ounce. Higher spot gold prices, combined with deliveries into our forward sales program, allowed us to realize an average price of $339 per ounce compared to an average realized price of $317 per ounce in 2001. The forward sales program generated $168 million in additional revenue in 2002 and $289 million in additional revenue in 2001. The decline in additional revenue generated through our forward sales program in 2002 was due to higher gold prices, reducing the amount of the premium over the spot price from $76 per ounce in 2001 to $42 per ounce in 2002.

As we saw in 2002 when spot gold prices rise toward our higher forward sale price, the additional revenue earned through the program decreases. When spot gold prices rise above our forward sale price, as occurred in early 2003, we can sell all of our gold production at the higher spot price and defer delivery of our forward sales contracts to a future date. While the value of our reserves and cash flows increase as spot gold prices rise, the unrealized mark-to-market loss on our program also rises. The mark-to-market value declined from an unrealized gain of $356 million at the end of 2001 to an unrealized loss of $639 million at the end of 2002. The decline in the mark-to-market value is primarily due to increasing spot gold prices (year end

BARRICK ANNUAL REPORT 2002          17

spot gold prices, 2002 — $347 compared to 2001 — $279) and the realization of $168 million of additional contract revenue during 2002, partially offset by unrealized gains on changes in forward gold price differentials (or contango), which are influenced principally by changes in interest and gold lease rates and premiums (US interest rates less gold lease rates) earned during the year. For additional detail see Off-Balance Sheet Arrangements — Significance of mark-to-market gains and losses page 57.

Future gold production committed under our forward sales program totaled 18.1 million ounces at December 31, 2002. This represents approximately 21% of proven and probable reserves (for Canadian reporting purposes), deliverable over the next 10 to 15 years at an average estimated future price of $341 per ounce at the scheduled delivery dates. For 2003, we have the ability to sell our production into the forward sales program at an average price of $340 per ounce. In early 2003, the delivery dates on those contracts have been extended pursuant to their terms, as we elected to sell our production at the higher spot price of approximately $360 per ounce. This is the first time in 15 years that gold prices have risen above our current year forward sales price, leading us to defer scheduled deliveries under those contracts and sell our production at the higher spot price.

Gold deliveries into these forward sales contracts can be deferred for up to 10 to 15 years; as they are deferred, the delivery price under these contracts increases over time. The increase in the delivery price of these deferred contracts is based on the present spot-forward gold price differential, primarily influenced by US dollar interest rates. In a high US dollar interest rate environment, the delivery price rises quickly, while in the present low interest rate environment, the delivery price rises at a slower rate.

In an effort to make our program smaller and simpler, we delivered production against forward sales contracts without replacing those contracts, and we reduced our variable price sales commitments by approximately two-thirds. These steps allowed us to close the year at 18.1 million ounces committed under our forward sales program, leaving approximately 80% of our reserves unhedged. With our positive outlook for the gold price, interest rates at 40-year lows (leading to lower forward sales premiums), and our strong financial position, we intend to continue to manage the program down to a lower portion of overall reserves.

18          BARRICK ANNUAL REPORT 2002

OPERATIONS REVIEW BY GEOGRAPHIC AREA

As noted in the Highlights, 2002 production decreased to 5.7 million ounces from 6.1 million ounces in 2001, with lower production in 2002 due largely to the planned phase-out of five mines over the course of the year as economic reserves were depleted. Total operating costs, including reclamation, were similar over the two years, at $1,071 million in 2002 and $1,080 million in 2001. However, on a per ounce basis, total cash costs for the year increased to $177, from $162 in 2001. Higher cash costs were attributable to three main factors:

>	Mining and processing more lower-grade tons during the year;

>	Increased amortization of deferred mining costs; and

>	Increased royalty and mining tax payments due to higher gold prices.

One of the operational facts inherent in our industry is that as operations mature, grades decline and it becomes more difficult to add reserves at these operations. The lower grades lead to less production flexibility as the operations have fewer choices of which areas to mine. Most of our operations have reduced controllable unit mining, processing and administrative costs through productivity improvements, resulting in higher mining and processing rates. However, comparatively small changes in tons and grades processed and recovery rates have a more pronounced impact on production, cash costs and earnings than before.

A variety of unrelated operating difficulties accessing higher-grade ores in 2002 at Bulyanhulu, Hemlo, Plutonic and Meikle led to lower production and higher costs per ounce, overshadowing strong contributions from Round Mountain, Pierina, and Eskay Creek. We responded to the operational issues by enhancing mine planning, scheduling and budgeting to ensure better information and providing greater production flexibility, giving us greater ability to optimize the value of our underground mines. In addition, we have reviewed our operating systems and procedures to improve controls to facilitate timely updating of forecast information at our mines. Our efforts centered on improving the accuracy of periodic forecasting by the General Managers and putting a stronger emphasis on achievability through the corporate office review process.

In addition, planned increases in expensing of deferred mining costs at Betze-Post and Pierina resulted in higher cash costs at those operations as mining moved into lower-grade areas of the open pits.

With the closure of six mines over the past 15 months and our new projects not expected to begin to contribute to production until 2005, we anticipate lower production in 2003 and 2004. Production for 2003 is expected to be between 5.4 and 5.5 million ounces, at a cash cost of between $180 and $190 per ounce. Following is a summary of each of our mines and development projects. For a more detailed discussion of our operations and development projects see the most current Annual Information Form (AIF — on file with the securities regulatory authorities in Canada and the US).

BARRICK ANNUAL REPORT 2002          19

NORTH AMERICAN PROPERTIES

>	Goldstrike, Nevada Betze-Post Meikle

>	Round Mountain, Nevada

>	Eskay Creek, British Columbia

>	Hemlo, Ontario

>	Holt-McDermott, Ontario

NORTH AMERICA

>	Largest producing region, accounting for 62% of the Company’s total production.

>	Region represents 50% of our developed reserve base at 26.2 million ounces.

>	Long-life asset base.

>	Fully developed operations generating the majority of the Company’s free cash flow, which will be used to fund exploration and to build our new generation of mines.

GOLDSTRIKE PROPERTY (NEVADA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS
Tons Mined (000’s)	144,533	155,606	-7
Tons Processed (000’s)	11,960	10,562	13
Grade Processed (ounces per ton)	0.20	0.25	-20
Gold Production (000’s of ounces)	2,050	2,263	-9
Mineral Reserves (000’s of ounces)	19,939	20,379	-2
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$209	$183	14
Royalties and production taxes	9	10	-10

Total cash costs	218	193	13
Amortization and reclamation	74	60	23

Total production costs	$296	$253	17

Capital Expenditures (millions)	$46	$122	-62

The Goldstrike Property remains the Company’s single largest producer and has just completed its eighth straight year producing more than 2 million ounces. Cash costs have increased over the past five years as the Property has moved from mining and processing high-grade material to near reserve grade material in both the open pit and underground. As well, electric power and fuel cost increases have pressured costs higher. Power costs increased in the Western United States in 2001, causing our supplier to increase our rates substantially (4.3 cents per kwh to over 7 cents per kwh). We are looking at alternative power suppliers to lower our power costs.

While the Property has matured, it replaced 80% of production in 2002 through reserve expansion in both the open pit (1.3 million ounces) and the underground (642,000 ounces), its best showing since 1999. Overall, the Property is expected to continue to produce at the 2 million ounce level for at least the next four years. Cash costs are expected to remain relatively constant. With the large capital program

20      BARRICK ANNUAL REPORT 2002

completed, the Property contributes the majority of the free cash flow from our existing operations — free cash flow that will play a key role in funding our exploration program and developing our new generation of mines.

In 2002, production declined 9% compared to 2001, while total cash costs increased to $218 per ounce, up from $193 a year earlier. The lower production and higher cash costs were largely due to processing more tons (up 13%) at lower grade (down 20%). In addition, higher power costs (up $6 per ounce) and expensing of deferred stripping costs at Betze-Post (up $14 per ounce) led to higher costs.

In 2003, the Property is expected to produce 2,115,000 ounces of gold (3% higher than 2002) at cash costs of $225 per ounce. The increase in cash costs is largely due to higher royalties and production taxes resulting from higher gold prices.

BETZE-POST MINE

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS
Tons Mined (000’s)	142,898	154,233	-7
Tons Processed (000’s)	10,322	9,187	12
Grade Processed (ounces per ton)	0.16	0.20	-20
Gold Production (000’s of ounces)	1,410	1,550	-9
Mineral Reserves (000’s of ounces)	16,051	16,433	-2
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$221	$207	7
Royalties and production taxes	7	8	-14

Total cash costs	228	215	6
Amortization and reclamation	58	52	12

Total production costs	$286	$267	7

Capital Expenditures (millions)	$12	$32	-63

Betze-Post production declined 9% from the previous year. The lower production was due to lower grades processed (down 20%), partially offset by higher throughput (up 12%). To maximize investment returns, the mine plan was designed to process higher-grade ore first and stockpile the lower-grade material in the earlier years of its life. Over the past four years (1999-2002), the average grade processed declined by 41%, while in the past two years the cost of power increased by $19 per ounce. Despite the lower grade, cash costs increased by only $6 per ounce or 3% (excluding power cost increases) over the four-year period because of the mine’s productivity improvements and cost-reduction initiatives.

Proven and probable gold reserves at Betze-Post decreased to 16.1 million ounces from 16.4 million ounces in 2001. The partial reserve replacement

BARRICK ANNUAL REPORT 2002          21

in 2002 was due to lower unit mining and processing costs, which allowed the conversion of a small underground reserve into a larger open pit reserve, as well as the discovery of lower-grade material at the pit bottom last year.

For 2003, production is expected to increase to 1,495,000 ounces due to better grades mined and processed (up 6%) and increased tons processed (up 5%). Lower unit mining costs, combined with higher recovery rates and throughput, are expected to more than offset another power cost increase, resulting in a 4% reduction in cash operating costs per ounce before royalties and production taxes. However, higher spot gold prices are expected to result in higher royalties and production taxes, resulting in total cash costs similar to 2002 at $228 per ounce.

MEIKLE MINE

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS
Tons Mined (000’s)	1,635	1,372	19
Tons Processed (000’s)	1,638	1,375	19
Grade Processed (ounces per ton)	0.43	0.56	-23
Gold Production (000’s of ounces)	640	713	-10
Mineral Reserves (000’s of ounces)	3,888	3,946	-1
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$184	$133	38
Royalties and production taxes	14	14	–

Total cash costs	198	147	35
Amortization and reclamation	121	74	64

Total production costs	$319	$221	44

Capital Expenditures (millions)	$34	$90	-62

Meikle production declined 10% from 2001, as total cash costs increased to $198 per ounce from $147 per ounce in 2001. The lower production relates to lower grades processed (down 23%), partially offset by higher mining and processing rates (up 19%), as the Rodeo deposit ramps up to full production. The higher cash costs were due to lower grades mined and processed and higher unit mining costs, particularly in the remnant material of the Main Meikle zone.

In recent years, Meikle has been transitioning from a compact high-grade mining operation to a lower-grade operation spread over a much larger area. Between 1999 and 2002, the average grade mined and processed declined (by 57%) while cash costs per ounce doubled. As the mine has matured, mining in Main Meikle is now focused on secondary stopes where ground conditions are not as competent, leading to production difficulties and higher unit mining costs in 2002.

22          BARRICK ANNUAL REPORT 2002

     As a result, the mine focused on improving planning and scheduling during the year to ensure a more stable production plan going forward.

     Proven and probable reserves at year end 2002 declined marginally to 3.89 million ounces from 3.95 million in 2001, as the mine replaced about 85% of 2002 production. Most of the material added in 2002 had been removed from reserves a year earlier when management determined that more drilling was required to classify the material as reserves. While exploration drilling will continue at depth below Main Meikle and in the Rodeo area, the best potential for reserve additions is likely north of Main Meikle, in an area known as Banshee. Surface drilling is expected to be completed in first quarter 2003; based on the assessment of economic potential, a decision on a Meikle-to-Banshee access drift is expected by mid-2003.

     Production for 2003 is expected to decline to 620,000 ounces, while total cash costs are expected to rise to $219 per ounce. The lower production is largely due to expected lower recovery rates (down 2%), as lower grades processed (down 7%) are offset by higher mining rates (up 7%). Beginning in 2003, Meikle is mining and processing at the average grade of its remaining reserves; as a result, production and costs should be stable around current levels for the remainder of its mine life.

ROUND MOUNTAIN MINE (NEVADA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	63,146	70,243	-10
Tons Processed (000’s)	62,222	58,660	6
Grade Processed (ounces per ton)	0.019	0.017	9
Gold Production (000’s of ounces)	755	747	1
Gold Production (Barrick’s share)
(000’s of ounces)	378	373	1
Mineral Reserves (000’s of ounces)	1,875	2,245	-16
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$172	$176	-2
Royalties and production taxes	15	11	36

Total cash costs	187	187	–
Amortization and reclamation	69	62	11

Total production costs	$256	$249	3

Capital Expenditures (millions)	$8	$15	-47

BARRICK ANNUAL REPORT 2002     23

     The Round Mountain joint venture had another strong year, contributing 377,747 ounces of gold to our 50 percent account in 2002. Total cash costs were $187 per ounce, in line with the previous year. The results were better than plan for both production and costs, as a result of better than anticipated grades processed through the mill as well as to the leach pad.

     Proven and probable reserves decreased from 2.2 million to 1.9 million ounces, as only a small portion of production was replaced during the year. This is a solid but mature operation with an expected remaining mine life of four years. Future potential beyond the current deposit resides in an exploration program at the Gold Hill property (located 5 miles from Round Mountain), where follow-up drilling continues to yield encouraging results. The work planned for 2003 will further test the potential economics of this pit and continue to delineate the mineralized zone.

     For 2003, the mine is expected to have another solid year. The marginally lower production of 363,000 ounces and higher costs of $198 per ounce, are primarily due to lower production from the leach pad, as longer haulage cycles result in fewer tons being placed on the pad.

ESKAY CREEK MINE (BRITISH COLUMBIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	254	230	10
Tons Processed (000’s)	256	229	12
Grade Processed (ounces per ton)	1.50	1.55	-3
Grade – Silver (ounces per ton)	72.18	71.07	2
Gold Production (000’s of ounces)	359	321	12
Silver Production (000’s of ounces)	17,763	15,454	15
Mineral Reserves (000’s of ounces)	1,430	1,775	-19
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$36	$46	-22
Royalties and production taxes	4	3	33

Total cash costs	40	49	-18
Amortization and reclamation	134	127	6

Total production costs	$174	$176	-1

Capital Expenditures (millions)	$8	$10	-20

24     BARRICK ANNUAL REPORT 2002

     Eskay Creek had its best year for production despite lower grades and a strike at one of the mine’s key third-party smelters. Production increased 12% in 2002 as cash costs decreased by 18%. The increase in production and lower cash costs were primarily the result of a 10% increase in tons mined and an increase in silver by-product credits.

     To mitigate the impact of the third- party smelter strike which began in July 2002, the mine optimized its milling capacity, increasing throughput (by 12%), re-sequenced the mining efforts to source higher grade ore, and arranged for increased sales to its other main smelter. Though the labor strike continues, shipments of ore and concentrate in late 2002 and early 2003 were close to pre-strike levels, and we anticipate being able to sustain these rates through the balance of this year, even without a labor strike settlement. Proven and probable gold reserves at Eskay decreased to 1.4 million from 1.8 million ounces due to production during the year. A development ramp was completed during the year to follow up on encouraging exploration results. Future reserve expansion is most likely to come from this program. In addition, the surface program generated positive results, with follow-up scheduled in 2003.

     For 2003, production is expected to increase marginally to 363,000 ounces, as higher mining and processing rates (up 11%) are expected to more than offset the lower grades processed. Cash costs are expected to rise to $64 per ounce, primarily due to lower silver grades significantly reducing by-product credits. Longer term, based on current reserves, production is expected to decline and cash costs are expected to rise as the mining and processing move to the average grade of the reserve.

BARRICK ANNUAL REPORT 2002     25

HEMLO PROPERTY (ONTARIO)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	3,785	3,893	-3
Tons Processed (000’s)	3,812	3,849	-1
Grade Processed (ounces per ton)	0.149	0.167	-11
Gold Production (100%)
(000’s of ounces)	538	632	-15
Gold Production (Barrick’s share)
(000’s of ounces)	269	307	-12
Mineral Reserves (000’s of ounces)	2,118	2,517	-16
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$216	$189	14
Royalties and production taxes	8	7	14

Total cash costs	224	196	14
Amortization and reclamation	40	36	11

Total production costs	$264	$232	14

Capital Expenditures (millions)	$6	$6	–

     Hemlo, of which we own a 50 percent interest, is a joint venture comprised of the David Bell and Williams underground mines and the Williams open pit. In 2002, production declined (by 12%) while cash costs increased (by 14%) to $224 per ounce. The lower production and higher costs were primarily due to ground control problems that began early in 2002 and resulted in restricted access to some high-grade areas and increased dilution levels. A revised mine sequence, new backfill methods and improved planning should provide the foundation for more secure and predictable results from the underground operation in the future. Hemlo’s proven and probable reserves at year end 2002 stood at 2.1 million ounces compared to 2.5 million ounces one year earlier. In addition to not replacing 2002 production, mining recovery rates used for reserve estimation purposes were adjusted in those areas affected by the ground control problems, resulting in an additional 115,000 ounces being removed from reserves.

     For 2003, production for our account is expected to be 253,000 ounces, resulting in marginally higher cash costs of $231 per ounce. The lower production and higher cash costs are primarily due to lower grades, only partially offset by an increase in mill throughput. Longer term production and costs are expected to be similar to 2003.

26     BARRICK ANNUAL REPORT 2002

HOLT-MCDERMOTT MINE (ONTARIO)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Mine
Tons Mined (000’s)	520	489	6
Tons Processed (000’s)	520	497	5
Grade Processed (ounces per ton)	0.17	0.18	-4
Gold Production (000’s of ounces)	84	84	–
Mineral Reserves (000’s of ounces)	154	293	-47
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$173	$163	6
Royalties and production taxes	–	2	-100

Total cash costs	173	165	5
Amortization and reclamation	96	93	3

Total production costs	$269	$258	4

Capital Expenditures (millions)	$7	$7	–

     While Holt-McDermott’s 2002 production was the same as the prior year, cash costs were higher (up 5%). Higher costs were a result of an increase in tons mined and processed combined with a 4% decline in grade.

     Proven and probable reserves at year end 2002 stood at 154,000 ounces. Based on mining experience, anticipated reserve grades were adjusted down, resulting in a loss of 51,000 ounces net of 2002 production.

     For 2003, production is expected to rise 16% to 97,000 ounces as cash costs rise to $218 per ounce. Production will be up as a result of accessing higher-grade ore, while costs will rise primarily due to the expensing of mining costs relating to ongoing development.

BARRICK ANNUAL REPORT 2002     27

SOUTH AMERICA

     > Home of Barrick’s second-largest cash flow generator, the Pierina mine.

     > Three development projects that make up the majority of our current pipeline:

          > Our recently discovered Alto Chicama Property in Peru.

          > Our largest development project, the Pascua-Lama and Veladero district, straddling the Chilean and Argentinean border.

     > Large grass roots exploration programs in Peru and Argentina.

PIERINA MINE (PERU)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Mine
Tons Mined (000’s)	32,311	30,742	5
Leach – Tons to pad (000’s)	13,414	10,968	22
Grade Processed (ounces per ton)	0.080	0.097	-18
Gold Production (000’s of ounces)	898	911	-1
Mineral Reserves (000’s of ounces)	3,602	4,748	-24
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$80	$40	100
Royalties and production taxes	–	–	–

Total cash costs	80	40	100
Amortization and reclamation	191	195	-2

Total production costs	$271	$235	15

Capital Expenditures (millions)	$5	$12	-58

     Pierina production declined marginally (down 1%) compared to the prior year, at cash costs of $80 per ounce compared to $40 per ounce in 2001. Cash costs included an unbudgeted increase of $6 per ounce related to higher operating costs caused by a tax assessment received late in the year. Cash costs doubled over the prior year, largely as a result of deferred mining costs being charged as mining activity moves to lower-grade areas of the pit. Similar to the Goldstrike Property, Pierina’s higher-grade material was mined and processed early in the mine’s life to maximize cash flows and investment returns. To date, the mine has been able to increase mining and processing rates and lower unit costs to offset declining grades.

     At year end 2002, proven and probable reserves declined to 3.6 million ounces of gold, as the mine did not replace 2002 production. The 2002 exploration program identified a resource south and southeast of the pit, targets located near surface at the north end of the pit, as well as one adjacent to the final wall of the south end of the pit, all of which are scheduled for follow-up in 2003. Any positive exploration results would likely only extend the mine life marginally past its remaining mine life of five years.

28     BARRICK ANNUAL REPORT 2002

     In 2003, production and total cash costs are expected to rise marginally to 908,000 ounces at $86 per ounce. Grades mined are expected to decline by 5%, but should be more than offset by a 22% increase in tons mined. Beginning in 2004, the mine is expected to move to lower grades in the open pit, resulting in lower production and marginally higher cash costs.

ALTO CHICAMA PROJECT (PERU)

     In April 2002, we announced a significant discovery at our Alto Chicama Property. The initial inferred resource at the time of the announcement was estimated at 3.5 million ounces of gold. As a result of drilling during the course of the year, 6.5 million ounces were brought into probable reserves for Canadian reporting purposes1. In addition, we have 2 million ounces in the measured and indicated resource category and 1 million ounces of inferred resource for a total reserve and resource of 9.5 million ounces of gold (as of January 31, 2003).

     We began exploring the Alto Chicama area in the first quarter of 2001, when we acquired the option to explore the Property from the Peruvian state mining company (Centromin). In November 2002, we exercised our rights under the option agreement to acquire the Property by completing a technical evaluation and paying a $2 million advance royalty. We now have a 100% interest in the Property subject to a 2.51% net smelter return royalty to Centromin.

     The preliminary feasibility study estimates Alto Chicama will produce 500,000 ounces per year beginning in 2005, at an average cash cost over the first decade of $130 per ounce. Capital costs are projected at $300 to $350 million. As 2002 ended, work focused on infill drilling, mine planning and condemnation drilling. Metallurgical tests indicate the oxide ore is amenable to heap leaching with recoveries in the range of 80%.

     For 2003, the focus at Alto Chicama will be to complete the Environmental Impact Statement and a final feasibility study. Subject to Board approval and final permitting, construction is expected to start in late 2003 or early 2004. The timing of construction and production is most dependent on when we receive our permits. Based on the work to date, the construction, geologic, mining and processing risks appear low, as the project is very similar in many respects to our Pierina mine.

PASCUA-LAMA AND VELADERO PROJECTS (CHILE/ARGENTINA)

Veladero

     The Veladero feasibility study was completed during third quarter 2002. It defines an operation mining ore from two open pits (Filo Federico and Amable), a two-stage crushing circuit and a valley fill heap leach, very similar to our Pierina mine in Peru, at an estimated initial construction cost of $425 million. Veladero is expected to commence production in early 2006, producing 530,000 ounces of gold at a cash cost of $155 per ounce over the first decade of the mine’s operation. The Property’s Environmental Impact Statement was submitted in January 2003.

1 For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Alto Chicama is classified as mineralized material for U.S. reporting purposes.

BARRICK ANNUAL REPORT 2002     29

     Definition drilling during the year expanded the reserves (for Canadian reporting purposes) for the two pits to 9.4 million ounces1, compared to 8.4 million in 2001. Between these two pits is a third mineralized zone, Cuatro Esquinas, which provides future exploration potential.

     Veladero’s 2003 field program will focus on the construction of the access road and camp infrastructure. Full construction is expected to commence September 2003, subject to receiving all permits and arranging any project financing. However, this schedule is dependent on our ability to gain comfort with the political and economic uncertainty in Argentina. Based on the work to date, the geologic, mining and processing risks appear manageable, as the project is very similar to our Pierina mine.

Pascua-Lama

     In late 2000, a decision was made to postpone construction start-up at Pascua-Lama, based on the then low gold and silver price environment. Now, with the inclusion of nearby Veladero in the portfolio (as a result of our Homestake merger) and the higher gold price environment, Pascua-Lama is expected to commence production in 2008, subject to final permitting, completing optimization of the feasibility study and arranging any project financing. Over the past year, work on Pascua-Lama has been directed at further optimization of the development plan to reduce the capital and operating cost structure. With the completion of the Veladero feasibility study, we are now in a position to evaluate synergies in terms of infrastructure, administrative support and construction activities. The mine is planned as an open pit, centered at an elevation of 4,600 meters. The majority of the gold is expected to come from oxide ores in the first several years of operation. As deeper sulfide ores are encountered, a flotation circuit is expected to be added to maintain recovery rates. On the processing front, Pascua-Lama’s metallurgy is challenging, but based on the extensive work we have done to date, we believe we can successfully process the various ores Pascua-Lama presents. While the property is located very high in the Andes, the altitude is not dissimilar to our former El Indio/Tambo operations in Chile or several large copper mines.

     Proven and probable reserves at year end 2002 were unchanged at 16.9 million ounces of gold and 594 million ounces of silver, as the project did not have any further reserve development activity during the year.

     The optimized feasibility study is expected to be completed in 2004, with construction start-up potentially occurring in late 2005. Production is targeted at 800,000 ounces of gold annually at cash costs of $85 per ounce for the first decade. The initial construction cost is currently estimated at $1,175 million.

[1]	For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Veladero is classified as mineralized material for U.S. reporting purposes.

30     BARRICK ANNUAL REPORT 2002

AFRICA

     > Tanzania (East Africa) represents Barrick’s African expansion.

     > Bulyanhulu completed its first full year of production in 2002.

     > A significant land position in the Lake Victoria goldfields of northern Tanzania with a large and active exploration program.

     > Geology in the Lake Victoria area is similar to the gold belts in Northern Ontario and Quebec and Western Australia, two of the most successful gold producing regions of the world.

BULYANHULU MINE (TANZANIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Mine
Tons Mined (000’s)	944	455	107
Tons Processed (000’s)	1,075	778	38
Grade Processed (ounces per ton)	0.39	0.38	2
Gold Production (000’s of ounces)	356	242	47
Mineral Reserves (000’s of ounces)	11,653	12,009	-3
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$190	$186	2
Royalties and production taxes	8	11	-27

Total cash costs	198	197	1
Amortization and reclamation	102	98	4

Total production costs	$300	$295	2

Capital Expenditures (millions)	$56	$153	-63

     In its first full year of operation, Bulyanhulu produced 356,319 ounces of gold at a cash cost of $198 per ounce. Production was marginally lower than plan (by 2%), while cash costs exceeded our 2002 estimates by $25 per ounce. The slightly lower production and higher costs were due to two main factors. First, we mined and processed more tons at lower than planned grade to produce total ounces similar to plan. Grades were lower as a result of delays in accessing higher-grade stopes and higher than planned dilution. Second, higher concentrate transportation and treatment costs and royalties also pushed costs up. While full-year costs were above plan, the trend within the year shows improvement, as cash costs in fourth quarter 2002 decreased to $185 per ounce as grades increased.

BARRICK ANNUAL REPORT 2002     31

     While Bulyanhulu has experienced teething pains ramping up to full production, we see positive signs moving forward. Mining and processing rates are now exceeding feasibility study levels and grades mined continue to improve as the mining team gains experience. The $194 million outstanding under the project loan has become non-recourse to Barrick as the mine met the physical and technical requirements of completion during the first quarter of 2003.

     For 2003, production is expected to increase to 415,000 ounces (up 16%) as total cash costs decline to $175 per ounce, reflecting a full year of expected better grades and recovery rates. The mining and processing rates are expected to rise with both the September 2002 completion of the mine-shaft, allowing ore and waste to be transported faster than the current ramp system and the installation of a second tailings pipeline.

TANZANIAN EXPLORATION UPDATE

     2003 will mark the beginning of our fourth year of exploration in Tanzania, one of the more prospective areas in the world. The strategy of land acquisition and cost-effective grass roots exploration that succeeded in evaluating a large ground position and generating drill targets, is now nearly complete. Our focus in 2003 will be on fewer properties with higher exploration potential.

     During 2002, engineering studies were carried out at Tulawaka. A feasibility study for a small open pit, milling operation is nearing completion. Preparation of an Environmental Impact Statement is progressing on schedule, and a development decision is expected in the first half of 2003 for the operation. Exploration drilling is scheduled for second quarter 2003 on the West Zone as well as on other targets outlined in 2002.

     The Kabanga nickel property was part of a 1999 acquisition, which also gave us Bulyanhulu. We have been evaluating the potential of the project over the course of 2002, expanding the resource and completing a scoping study to ascertain the value of the asset.

32     BARRICK ANNUAL REPORT 2002

AUSTRALIA

     > Second-largest-producing region for the Company.

     > Two key assets:

          > Yilgarn District, comprised of three mines (Plutonic, Darlot and Lawlers)

          > Kalgoorlie Super Pit, Australia’s largest gold mine – 50 percent interest

     > A portfolio of exploration properties, plus the Cowal development project with 2.8 million ounces of proven and probable reserves.

AUSTRALIAN PROPERTIES

     > Yilgarn District

              Plutonic

              Darlot

              Lawlers

     > Kalgoorlie

     > Cowal

PLUTONIC MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Open Pit Tons Mined (000’s)	13,233	11,328	17
U/G Tons Mined (000’s)	1,056	806	31
Tons Processed (000’s)	3,532	3,496	1
Grade Processed (ounces per ton)	0.097	0.091	7
Gold Production (000’s of ounces)	307	288	7
Mineral Reserves (000’s of ounces)	2,533	1,588	60
FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$175	$159	10
Royalties and production taxes	9	7	29

Total cash costs	184	166	11
Amortization and reclamation	38	45	-16

Total production costs	$222	$211	5

Capital Expenditures (millions)	$20	$11	82

     Plutonic, the largest of the three Yilgarn District mines, consists of both open pit and underground operations. 2002 production increased (by 7%) over 2001, while total cash costs increased (by 11%) to $184 per ounce. Production was lower and costs higher due to delays in meeting the timetable for mining the new higher-grade under- ground Timor zone. To substitute for the lower underground production, the mine accelerated production of higher-cost open pit ore and low-grade stockpiles.

     Proven and probable reserves increased net of production by 945,000 ounces (adding three years of production to the mine life) to 2.5 million ounces. This made 2002 the fourth consecutive year the mine more than replaced production – and, more importantly, at better grade than the existing reserves. We view the exploration potential of this mine favorably and will continue with a significant exploration program in the area in 2003.

BARRICK ANNUAL REPORT 2002     33

For 2003, production is expected to decline to 295,000 ounces due to lower throughput and recovery rates, resulting in marginally higher cash costs of $194 per ounce. The lower production and higher cost are primarily due to lower throughput, resulting from lower open pit mining rates and depletion of low-grade stockpiles.

DARLOT MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Tons Mined (000’s)	840	794	6
Tons Processed (000’s)	849	806	5
Grade Processed (ounces per ton)	0.176	0.161	9
Gold Production (000’s of ounces)	145	125	16
Mineral Reserves (000’s of ounces)	1,269	1,341	-5

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$160	$167	-4
Royalties and production taxes	8	6	27

Total cash costs	168	173	-3
Amortization and reclamation	47	46	3

Total production costs	$215	$219	-2

Capital Expenditures (millions)	$7	$11	-36

DARLOT

2002 production at Darlot increased (by 16%) over 2001, while total cash costs declined (by 3%) to $168 per ounce, primarily due to higher throughput and higher grades. The mine replaced half of its production in 2002, finishing the year with approximately 1.3 million ounces of proven and probable reserves. Based on its current reserve base, the mine has a remaining mine life of about 10 years.

For 2003, Darlot expects to have a similar year in terms of both production at 143,000 ounces and cash costs of $176 per ounce.

LAWLERS

Production at Lawlers increased (by 9%) over 2001, at a cash cost of $179 per ounce, 6% lower than the prior year mainly due to an increase in grades processed (15%). The mine replaced production in 2002, finishing the year with about 500,000 ounces of proven and probable reserves. Based on its current reserve base, Lawlers has about five years remaining in its mine life. An extensive 2003 exploration program will test deeper extensions to the ore body.

Lawlers expects production similar to 2002 at 111,000 ounces, but at higher costs of $213 per ounce, due to lower grades, recovery rates and higher-cost open pit production.

34          BARRICK ANNUAL REPORT 2002

LAWLERS MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Open Pit Tons Mined (000’s)	4,030	—	100
U/G Tons Mined (000’s)	716	628	14
Tons Processed (000’s)	718	775	-7
Grade Processed (ounces per ton)	0.162	0.141	15
Gold Production (000’s of ounces)	113	104	9
Mineral Reserves (000’s of ounces)	509	505	1

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$171	$184	-7
Royalties and production taxes	8	7	14

Total cash costs	179	191	-6
Amortization and reclamation	42	52	-19

Total production costs	$221	$243	-9

Capital Expenditures (millions)	$7	$5	40

KALGOORLIE MINE (WESTERN AUSTRALIA)

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Open Pit Tons Mined (000’s)	91,843	91,248	1
U/G Tons Mined (000’s)	805	1,353	-40
Tons Processed (000’s) (100%)	14,101	13,192	7
Grade Processed (ounces per ton)	0.061	0.066	-8
Gold Production (100%) (000’s of ounces)	720	769	-6
Gold Production (Barrick’s share) (000’s of ounces)	360	385	-6
Mineral Reserves (000’s of ounces)	5,551	5,724	-3

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$215	$196	10
Royalties and production taxes	7	7	—

Total cash costs	222	203	9
Amortization and reclamation	57	49	16

Total production costs	$279	$252	11

Capital Expenditures (millions)	$14	$19	-26

BARRICK ANNUAL REPORT 2002          35

2002 production at the Kalgoorlie joint venture (50%) was 6% lower than in the prior year, while total cash costs were 9% higher, due primarily to lower grades (down 8%) and recovery rates (off 2%). The Mt. Charlotte underground deposit was originally scheduled for closure at the end of 2001, but remained open, contributing 63,200 ounces (Barrick’s share) to total production in 2002. Mt. Charlotte is not budgeted for production in 2003, but is still mining residual ore that may prolong its life by a few months.

Barrick’s share of proven and probable reserves at year end declined to 5.6 million ounces compared to 5.7 million in the prior year. Extensive inpit drilling during the year and remodeling of proven and probable reserves resulted in a reduction of the mineral resource base. The 2003 exploration program will concentrate on testing deep structurally controlled targets under the Super Pit and to the east of Mt. Charlotte. While Kalgoorlie remains one of the longest-life assets, the asset is maturing, and future reserve additions are less likely to be identified.

For 2003, our share of production is expected to be lower at 344,000 ounces (down 4%) and cash costs higher at $237 per ounce (up 7%), with lower throughput after the winding down of the higher-grade underground operation in 2002, partially offset by an increase in open pit tons mined. A technical committee made up of the two joint venture partners was formed last year to explore ways to improve the production and cost profiles at Kalgoorlie. The committee’s recommendations are expected by mid-year.

COWAL PROJECT (NEW SOUTH WALES)

The Cowal project, acquired in early 2001, came to us with a completed Environmental Impact Statement and feasibility study. In the latter part of 2001, we began a technical program, including drilling and engineering studies, to optimize the feasibility study, which we anticipate will be completed in 2003.

Cowal’s mine plan and process facilities have been designed to produce approximately 270,000 ounces of gold per year at an average cash cost of $170 per ounce. The main deposit contains proven and probable reserves of 2.8 million ounces. While the total contained ounces remained the same as the year earlier, the grade declined (by 25%) due to additional drilling and more conservative reserve modeling. However, cash costs are expected to be similar because of the optimization work completed during the year.

Construction is expected to commence in 2003, with production expected mid-2005, subject to final permitting and an optimized feasibility study. In 2003, we will continue metallurgical test work aimed at further optimizing the scope and economics of the project. The timing of construction and production is most dependent on the timing of receiving our final permits.

36          BARRICK ANNUAL REPORT 2002

Our Australian asset base represents solid long-term production. The principal risk to that production is the impact of a stronger Australian dollar that would push cash costs up. To mitigate that risk, we have entered into currency hedge contracts for most of our Australian dollar costs through 2005. For additional detail regarding foreign currency contracts, see note 23 (D) “Other derivative instruments outstanding” to our consolidated financial statements.

OTHER PROPERTIES

Other Properties include five mines (El Indio, Bousquet, McLaughlin, Ruby Hill and Agua de la Falda) that were closed during the year due to the depletion of reserves, as well as the Marigold mine in Nevada, in which we have a 33% interest and which remains in operation. In 2002, our Other Properties produced 374,774 ounces of gold, 7% of our production, at an average total cash cost of $189 per ounce, compared to 721,771 ounces at total cash costs of $198 per ounce in the prior year.

For 2003, Marigold is expected to produce 45,000 ounces at a cash cost of $170 per ounce. The decline in overall production for the Company in 2003, relates to the closure of the five mines over the course of 2002.

For the year ended December 31,	2002	2001	% Change

OPERATIONAL STATISTICS

Gold Production (000’s of ounces)	375	722	-48
Mineral Reserves (000’s of ounces)	678	1,100	-38

FINANCIAL STATISTICS

Production cost per ounce
Cash operating costs	$180	$195	-8
Royalties and production taxes	9	3	200

Total cash costs	189	198	-5
Amortization and reclamation	50	84	-40

Total production costs	$239	$282	-15

Capital Expenditures (millions)	$15	$2	650

BARRICK ANNUAL REPORT 2002          37

COSTS AND EXPENSES

EXPLORATION AND BUSINESS DEVELOPMENT

Our exploration strategy is to maintain a geographic mix of projects at different stages in the exploration process. Our early stage exploration effort focuses on four major areas where we possess significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina.

> Exploration and Business Development Expense

	2003E	2002	2001

North America	$17	$13	$17
Australia	11	8	8
South America
Veladero	10	20	44
Alto Chicama district	31	29	—
Other	9	8	7
Africa	8	9	9
Other/Business Development	24	17	18

	$110	$104	$103

In 2002, our most significant expenditures were incurred at our Veladero and Alto Chicama projects. At the beginning of 2002, our plan assumed that Veladero would achieve reserve status during the year. During 2002, we concluded that greater certainty was required in connection with certain matters to warrant presentation as a reserve under SEC rules. As a result, we expensed costs incurred throughout 2002. We expect Veladero to achieve reserve status under SEC rules during 2003. Until the project achieves this status, we will expense costs incurred, totaling about $10 million.

Following our exploration success at Alto Chicama in 2002, we increased our initial exploration budget from $5 million, with actual expenditures for the year reaching $29 million. For 2003, we expect to spend $31 million to advance the project, which will be expensed as the resource does not yet qualify as a reserve for U.S. reporting purposes.

AMORTIZATION

Amortization totaled $519 million ($85 per ounce) in 2002, compared to $501 million or $76 per ounce in 2001. The overall increase in amortization expense was caused by a rise in amortization charges per ounce at some mines, offset by an 8% decrease in the number of ounces sold.

38          BARRICK ANNUAL REPORT 2002

The overall increase in amortization per ounce in 2002 reflects two main factors: a change in the mix of gold sales at our mines, with a greater proportion of sales coming from mines with higher amortization rates, and higher amortization of $17 million at Meikle. The completion of construction of Rodeo in 2001 and the reduction of proven and probable reserves at the beginning of 2002 raised Meikle’s amortization expense per ounce from $72 to $119 in 2002.

For 2003, amortization is expected to increase to $533 million, or $95 per ounce. A large part of this increase is due to the low amortization rates at mines that closed in 2002, with the remainder being mainly a function of the changing mix of production and capital additions. Beyond 2003, we expect amortization to be in the $80 to $90 per ounce range, depending on the extent of exploration success at our operating mines. Our new development projects are expected to have amortization rates of between $50 and $75 per ounce, which could bring our overall per ounce amortization charge down over time.

We are presently reviewing recent regulatory and accounting developments in the preferred practice for amortizing underground development costs. Once we finalize our review, we may modify our amortization policy, which will result in changes to amortization charges for 2003 and beyond. At this point, we have yet to estimate the impact of any potential changes.

ADMINISTRATION

In 2002, administration costs decreased by $22 million to $64 million. We achieved administrative savings of about $27 million, reflecting the synergies of integrating Barrick and Homestake, but this was partially offset by a $3 million compensation expense for our restricted share unit plan, and a $3 million increase in World Gold Council fees. World Gold Council fees totaled $13 million in 2002. For 2003, administration costs are expected to be about $70 million.

In 2002, we recorded a pension benefit expense of $2 million (2001 — $6 million credit, excluding benefit enhancement charges of $39 million related to the Homestake merger). We do not expect that our future earnings will be significantly affected by our existing defined benefit pension plans due to the relatively small size of the plans. Also, most members in these plans are no longer actively employed by us, and have therefore ceased earning benefits under the plans.

BARRICK ANNUAL REPORT 2002          39

Through 2002, a significant portion of our defined benefit pension plan assets were invested in fixed income securities, with the remainder invested in equity securities. Because of this mix of investments, the return on plan assets and funding status of our plans was not as adversely affected by the general decline in equity markets compared to plans operated by some other companies. At the end of 2002, we had an unfunded liability of $27 million. As a result, based on current markets, we may be required to make a contribution to more fully fund the plans in the future.

INTEREST EXPENSE

We incurred $59 million in interest costs and financing charges in 2002, related mainly to our debentures and our Bulyanhulu project financing. Overall, our effective interest rate declined slightly in 2002 to 7.2%, from 7.3% in 2001. In 2002, we expensed interest of $57 million and capitalized $2 million to mine development activities at Cowal. In 2001, we expensed $25 million and capitalized $42 million to development and construction activities at Pascua-Lama, Bulyanhulu and Rodeo.

We use interest rate swaps to manage the effective rates of interest we pay on our long-term debt. On $250 million of our $500 million debentures, we have converted the fixed 7.5% interest rate to a floating rate through 2007, taking advantage of low market interest rates. Through this strategy, we managed to reduce the effective rate on this portion of the debentures to 5.7% in 2002. On our Bulyanhulu financing, we have taken advantage of the present low interest rates to fix the interest rate for the term of the debt at a rate of about 7%. For 2003, we expect to incur a similar amount of interest as in 2002, but interest expense is expected to decline to about $49 million after capitalizing about $10 million at Cowal and Veladero.

MERGER AND RELATED COSTS

The cost of completing the 2001 merger with Homestake of $117 million was recorded in 2001 earnings. In 2002, cash payments of merger and related costs totaled $50 million. Other amounts totaling $10 million were settled through pension plan enhancements. We also recorded a small adjustment to the accrual of $2 million in 2002 earnings that reflects the difference between actual and estimated costs.

LITIGATION COSTS

On January 15, 2002 the Supreme Court of British Columbia ruled in favor of Inmet Mining Corporation and against Homestake Canada Inc. (“HCI”) in connection with litigation relating to the proposed sale of the Troilus gold mine to HCI in 1997. The judgement, which we have appealed, was for $59 million, and we recorded a provision for this amount in 2001. We expect a judgement to be rendered on our appeal in 2004.

INTEREST AND OTHER INCOME

Interest and other income decreased slightly to $29 million in 2002 from $32 million in 2001. The decrease primarily reflects $8 million lower interest income on cash balances, mainly due to declining interest rates, partially offset by foreign currency translation losses which totaled $10 million in 2001.

In 2002, we earned an effective interest rate on our cash of 3.4% compared to 5.3% in 2001. The decrease in the effective rate in 2002

40          BARRICK ANNUAL REPORT 2002

reflects a general decline in market interest rates from 3.8% to 1.8% over the last two years. Through interest rate swaps we earned a fixed rate of 4.1% for 2002 on $500 million of our cash balances, with the additional cash earning interest at lower market interest rates.

For 2003, we expect interest and other income to decrease further to about $23 million, reflecting a full year’s effect of lower market interest rates. Through the use of interest rate swaps we have locked in a fixed rate of 3.8% on $650 million of our cash balances, with the excess cash earning interest at market interest rates.

> Non-Hedge Derivative Gains (Losses)

(millions)	2002	2001

Commodity contracts	$(2)	$57
Currency contracts	8	(15)
Interest and lease rate contracts	(12)	(9)

	$(6)	$33

Non-hedge derivative gains and losses arise on derivative instruments used in our risk management strategy that do not qualify for hedge accounting treatment. These gains and losses do not include any gains or losses on our gold sales contracts. The gains and losses occur because of changes in commodity prices, currency exchange rates and interest rates.

Commodity Contracts

In 2001, gains of $57 million on written call options outstanding at that time were mainly due to changes in spot gold prices. In 2002, we did not have a significant call option position outstanding and incurred net losses of $2 million.

Currency Contracts

Gains on currency contracts in 2002 were mainly caused by the impact of a strengthening Australian dollar on non-hedge contracts. Losses in 2001 were due to changes in both the Canadian and Australian dollar. At the end of 2002, we held foreign currency contracts with notional amounts of A$83 million and C$26 million, which do not qualify for hedge accounting treatment. The contracts act as an economic hedge, but do not meet the strict FAS 133 criteria for hedge accounting treatment, due to a mismatch in the timing of contract maturities and the forecasted expenditures. These contracts are being marked-to-market through earnings.

Interest and Lease Rate Contracts

Losses on interest and lease rate swaps in 2002 were $12 million (2001 — $9 million loss). The losses were primarily related to our total return swaps and were largely the result of the widening of credit spreads over yields on government securities. During 2002, we closed out substantially all of the total return swaps, so our future results will not be significantly affected by these contracts. At the end of 2002, we held pay-fixed US dollar interest rate swaps with notional amounts of $150 million (2001 — $275 million) and receive-fixed gold lease rate swaps with notional amounts of 6.4 million ounces or about $2 billion (2001 — 6.2 million ounces). Both are being marked-to-market through earnings. These gold lease rate swaps represent all of our current gold lease rate exposure.

BARRICK ANNUAL REPORT 2002          41

INCOME TAXES

In 2002, we recorded a tax credit of $16 million compared to a credit of $14 million in 2001. In fourth quarter 2002, we recorded a tax credit of $22 million, mainly reflecting the resolution of certain tax uncertainties. Excluding the credit recorded in fourth quarter 2002, our relatively low effective tax rate is mainly because a significant portion of our earnings are generated in a low tax-rate jurisdiction. We have also begun to realize the benefit of tax synergies from the Homestake merger through the integration of our North American operations.

Should gold prices remain in the $350 per ounce range, we expect our underlying effective tax rate to rise to about 15 to 20%, because a larger portion of our earnings would come from tax jurisdictions with higher tax rates. At spot gold prices in excess of $400, we estimate that our effective tax rate would be about 30%.

Our income tax expense is also affected by changes in the level of valuation allowances recorded against deferred tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a sustained upward trend in gold prices may result in a decrease in valuation allowances with corresponding tax credits recorded in earnings.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that are collectively described as “other comprehensive income” and are excluded from the income statement.

In 2002, other comprehensive income included: losses of $21 million arising on translation of the financial statements of our Argentinean subsidiaries due to the devaluation of the Argentinean Peso; unrealized gains of $28 million arising on interest rate swaps and foreign currency contracts that are accounted for as cash flow hedges; and the transfer of $21 million of gains on these cash flow hedges to earnings in the year.

In 2001, other comprehensive income included losses of $26 million arising on translation of the financial statements of our Australian subsidiaries due to the devaluation of the Australian dollar; and the transfer of losses of $25 million on cash flow hedges to earnings in 2001. After the merger with Homestake in 2001, changes in circumstances indicated that the functional currency of our Australian subsidiaries is the United States dollar, which means that, for 2002 and beyond, the financial statements of our Australian subsidiaries are translated at historic exchange rates rather than current market rates. Therefore, translation of these subsidiaries’ financial statements no longer results in the recognition of unrealized gains and losses in other comprehensive income.

42          BARRICK ANNUAL REPORT 2002

LIQUIDITY & CAPITAL RESOURCES

LIQUIDITY

Liquidity can be described as the ability of an enterprise to generate adequate amounts of cash to meet its needs. In recent history, the main sources of liquidity for us have been our net cash inflow from operating activities, our large cash position, and our various debt-financing facilities. Currently, our debt facilities include our publicly traded debentures, our Bulyanhulu project financing, and our $1 billion revolving credit facility with a syndicate of global banks.

In the last three years we have generated substantial levels of operating cash flow, and we believe this to be one of our fundamental financial strengths. We expect capital needs of about $2 billion over the next five years to build our four development projects, as well as between $100 and $200 million per year for sustaining capital at our existing operations. Our alternatives for sourcing this capital include our $1 billion cash position, our future operating cash flows and project financings. We are evaluating these alternatives to determine the optimal mix of capital resources for the projects. We expect that present levels of liquidity in these sources of financing will be adequate to meet our expected capital needs.

While a deterioration in our credit rating would not adversely affect our existing debt obligations or gold sales contracts, it could impact the cost of borrowing for any new financings. There are a number of factors that are important to our “A” credit rating, including: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our cash generating ability, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our relatively low geopolitical risk profile due to the location of our mines.

Like most financial contracts, our revolving credit facility and our gold sales contracts require us to comply with certain financial covenants. These covenants include: (a) Maintaining a minimum consolidated tangible net worth of over $2.0 billion (our consolidated net worth as at December 31, 2002 was over $3.3 billion); and (b) Maintaining a maximum long-term debt to consolidated net worth ratio below 1.5:1 (the ratio as at December 31, 2002 was under 0.25:1). The calculation of net worth excludes the unrealized mark-to-market gain or loss on our derivative instruments and gold sales contracts.

In the unlikely event that we breach these covenants, we would be in default of our gold sales contracts, which could result in the counterparties requiring settlement of these contracts; and also the syndicate of banks in our credit facility could require repayment of amounts outstanding at that time.

In this discussion of financial resources and liquidity, we address our Consolidated Statements of Cash Flows, our Consolidated Balance Sheets and our Consolidated Statements of Shareholders’ Equity.

BARRICK ANNUAL REPORT 2002          43

STATEMENTS OF CASH FLOWS

Our consolidated cash and equivalents totaled $1,044 million at the end of 2002, up from $574 million at the end of 2001. The main reasons for the increase in 2002 were the maturity of term deposits totaling $159 million, and free cash flow generated in the year of $361 million1 (2001 – $114 million; 2000 – $230 million). The increase in free cash flow is mainly due to lower capital expenditures in 2002 compared with prior years. Our free cash flow will be reduced by capital expenditures relating to our development plan over the next few years.

OPERATING ACTIVITIES

Our operating cash flow is significantly affected by the volume of gold sales, as well as realized gold prices and cash operating costs. In 2002, our average realized gold price per ounce sold increased by $22, although this was offset by a $15 per ounce increase in total cash operating costs. Overall, our operating cash flow remained similar to 2001, due to the combined effect of a variety of factors, including: increased cash margins in 2002 (defined as gold sales less cash operating costs), which generated extra operating cash flow of about $40 million, combined with a $34 million inflow due to reduced inventory levels offset by lower sales volumes that reduced operating cash flow by about $25 million; and an increase in cash payments for reclamation and closure costs by $35 million, mainly at inactive mines.

For 2003, we expect our operating cash flow to remain at similar levels to 2002, assuming an average realized gold price of $350, as higher gold prices are offset by higher cash operating costs and lower gold sales volumes.

INVESTING ACTIVITIES

Our most significant ongoing investing activities are for capital expenditures at our mines. Annually, we invest in sustaining capital at our mines, including expenditures relating to underground development activities. We also incur significant capital expenditures in the development and construction phases of new mines, although the yearly level varies depending on the status of our development projects.

Capital expenditures decreased by $246 million in 2002 to $228 million. In 2002, expenditures were mainly for sustaining capital and underground development. Higher expenditures in the previous two years were mainly due to: underground development at Meikle and Rodeo (2001 – $90 million; 2000 – $80 million); construction of the Bulyanhulu Mine (2001 – $153 million; 2000 – $203 million); and higher levels of development activity at Pascua-Lama (2001 – $69 million; 2000 – $107 million).

For 2003, we expect to spend a total of $386 million, including $218 million for sustaining capital, which is similar to 2002, and $168 million on our development plan ($123 million at Veladero, $34 million at Cowal, $11 million at Alto Chicama).

We sometimes invest excess cash in term deposits with initial maturities greater than 90 days, which are excluded from cash and equivalents and included in short-term investments. At the end of 2001, we held cash of $159 million in the form of term deposits that were included under short-term investments. As the term deposits matured in 2002, the cash received was reflected as an inflow under investing activities and is included in cash and equivalents.

1 Defined as operating cash flow less capital expenditures - see Reconciliation of Free Cash Flow page 61.

44	B A R R I C K A N N U A L R E P O R T 2 0 0 2

FINANCING ACTIVITIES

Our most significant ongoing financing activities are repayments/drawdowns of debt obligations, dividend payments, and proceeds from issuing capital stock.

The most significant financing cash flows in 2002 were $83 million received on the exercise of employee stock options and dividend payments totaling $119 million, which were $26 million higher than in 2001. We also made scheduled payments under our long-term debt obligations totaling $25 million in 2002.

For 2003, we will be required to make scheduled long-term debt repayments of $20 million. The amount of any dividends will be determined by the Board of Directors.

CONSOLIDATED BALANCE SHEET

Working Capital

Our non-cash working capital position was largely unchanged from 2001. Inventories declined by $34 million as gold sales exceeded production in 2002, which was offset by an increase in derivative assets included in current assets reflecting higher unrealized gains on cash flow hedge contracts, and an increase in accounts receivable by $12 million.

Capitalized Mining Costs

Amounts decreased in 2002 primarily due to mining in areas of the Betze-Post pit where the actual ounces to total ore and waste ratio was lower than the life-of-mine ratio. As a result, amortization exceeded incurred cash expenditures.

Other Assets

The increase resulted from the inclusion of deferred tax assets totaling $45 million in 2002, and an increase in derivative assets reflecting higher unrealized gains on cash flow hedge contracts.

STATEMENT OF SHAREHOLDERS’ EQUITY

Shareholders’ equity increased by $142 million in 2002. The increase is mainly attributable to net income of $193 million and an increase in capital stock by $86 million (from the exercise of employee stock options), offset by dividends totaling $119 million.

FINANCIAL RISK MANAGEMENT

In the normal course of business, the main financial risks that affect us arise from changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. We use privately negotiated contracts (rather than exchange-traded contracts) with a group of 19 leading international counterparties to manage our risk exposures. Because of the long-life, low-cost nature of our mines, as well as our financial strength, we have been able to secure trading lines and terms that we believe are the most favorable offered to companies in our industry.

These contracts are valued using pricing inputs that are readily available from independent sources. Changes in the value of the contracts are mainly affected by, among other things, changes in commodity prices, interest rates, gold lease rates and currency exchange rates.

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Our use of these contracts is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. We also maintain a separate compliance function to independently monitor our hedging and financial risk management activities and segregate the duties of personnel responsible for entering into transactions from those responsible for recording transactions.

GOLD AND SILVER PRICE RISK

We manage our exposure to volatility in gold prices through our forward sales contracts. A detailed discussion of the nature of these contracts, how we use them in our business, and the historic benefits we have derived from them is included on page 54.

Certain of our mines, and in particular Eskay Creek, produce significant quantities of silver as a by-product. The quantities of silver present in the ore processed, as well as prices realized for silver production, significantly impact our cash operating costs per ounce at these mines because by-product revenue is deducted from operating costs. We use spot deferred silver contracts as a means to sell silver production and to act as an economic hedge of our exposure to changes in silver prices. Substantially all of our silver production in 2003 is protected by these contracts, at an average price of about $4.95 per ounce.

INTEREST RATE RISK

Our interest rate risk exposure mainly relates to future contango returns in our spot deferred contracts, the fair value and ongoing payments under lease rate and US dollar interest-rate swaps, and interest receipts on our cash balances. We are more adversely affected by lower interest rates than higher rates, because the net amount of assets less liabilities affected by interest rates is an asset and also because the forward price of gold is significantly affected by US dollar interest rates. In higher interest rate environments, we realize higher prices under our spot deferred sales contracts because the premium on the forward gold price over spot prices is greater, and we receive higher interest income on our cash balances.

Most of our $774 million of outstanding long-term debt obligations are at fixed interest rates. The exceptions are $250 million of our debentures where we have converted the interest rate from fixed to floating rates, and our $80 million of variable-rate bonds. For $650 million of our cash balances, we have fixed the interest return we are earning through 2006 – 2007, with the excess generating interest income at variable US dollar interest rates.

The excess of interest-bearing assets over liabilities recognized on our balance sheet, which are subject to variable interest rates, was $64 million at December 31, 2002 (representing cash of $394 million, less the floating-rate portion of debentures of $250 million, and our $80 million of variable-rate bonds).

Like all fixed price sales contracts with future fixed cash flows, the mark-to-market value of our existing gold sales contracts is affected by changes in the

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forward price of gold, which in turn is affected by market US dollar interest rates and gold lease rates. As we explain on page 57, the mark-to-market value is not recorded on our balance sheet, and it does not affect the level of our future earnings or cash flows.

For new gold sales contracts, the level of market US dollar interest rates and gold lease rates at that time will influence forward gold prices and will therefore affect the realized gold prices under these contracts.

As disclosed in note 23 to our financial statements, we enter into gold lease rate swaps as part of our overall gold price optimization strategy. Because these gold lease rate swaps include fixed US dollar cash flows, changes in the fair value of these swaps (which flow through earnings each period) are affected by changes in US dollar interest rates. Changes in US dollar interest rates affect only the mark-to-market value of these gold lease rate swaps, and do not impact the actual cash flows arising on the swaps.

FOREIGN CURRENCY EXCHANGE RISK

Although we operate on four continents, we do not view currency fluctuations as a significant risk in the next few years at most of our operations because all our revenues and most of our cash expenditures are denominated in US dollars, and we have hedged most of our non-US dollar operating costs. Nearly half of our production comes from our United States mines, while most of our Peruvian and Tanzanian operating and capital expenditures – such as diesel fuel, reagents and equipment – are denominated in United States dollars.

Our main foreign currency exposures relate to cash expenditures at our Canadian and Australian mines that are denominated in local currencies. We use foreign currency contracts to economically hedge our exposure to changes in the Canadian and Australian dollar against the US dollar. With the recent strengthening of the Canadian dollar and Australian dollar against the US dollar, unhedged producers with operations in these countries could be facing significantly higher US dollar operating costs.

In 2002, substantially all of our Canadian dollar expenditures were hedged at $0.65 and substantially all of our Australian dollar expenditures were hedged at $0.54. For 2003, we have hedged about 90% of our Canadian dollar expenditures at $0.65 and substantially all of our Australian dollar expenditures at $0.53. Beyond 2003, we have contracts in place to reduce our currency risk exposure on about 60 – 70% of our Australian and Canadian dollar exposures through 2005. Consequently, we do not expect fluctuations in these currencies to significantly affect our near term earnings or operating cash flows.

ENERGY PRICE RISK

Our operating costs reflect the quantities of electricity and diesel fuel consumed, at prices that are mainly based on the market prices of these commodities. These costs represent approximately 16% of our total cash costs per ounce for 2002.

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	Electricity	Diesel

Quantity consumed in 2002	1.9 billion kilowatt hours	1.3 million barrels
Cost (dollars)	$0.06 per kilowatt hour	$38 per barrel[1]
Impact on total cash costs per ounce (dollars)	$20	$9

1 Includes transportation and refining charges

The table above illustrates our actual consumption of these commodities, the average purchase cost and the impact on our average total cash costs per ounce.

Substantially all of our costs arising from consumption of these items is subject to variations in market prices, except that we have hedged about 20% of diesel fuel requirements for 2003. We are evaluating ways in which to mitigate these risk exposures, and we may take steps to hedge these costs in the future or utilize alternative sources of supply to lower costs.

DERIVATIVES RISK

The derivative contracts we enter into are an integral part of our financial risk management strategy. The contracts act as economic hedges of our underlying exposures that arise in the normal course of our business and are not held for speculative purposes. Because we produce gold and silver, incur costs in foreign currencies and invest and borrow in US dollars and are therefore subject to US interest rates, all of our derivative contracts cover natural underlying asset or liability positions. By using derivative instruments, we have various financial risks, which we manage in the following manner.

Credit risk is the risk that one or more counterparties will fail to perform on an obligation to us. We mitigate credit risk by dealing with high quality counterparties, by spreading our credit risk exposure over a number of counterparties, by limiting our exposure to individual counterparties, and by using master netting arrangements such that our credit risk exposure is limited to the net positive fair value of contracts with individual counterparties.

Market liquidity risk is the risk that a derivative position cannot be eliminated quickly, by either liquidating derivative instruments or by establishing an offsetting position. Under the terms of our trading agreements with counterparties, the counterparties cannot require us to immediately settle outstanding contracts, unless we breach any financial covenants (see page 55). We mitigate market liquidity risk by spreading out the maturity of our derivative instruments over time. This ensures that the size of positions maturing is such that for commodity contracts we are able to physically deliver gold and silver against the contracts, and for other contracts the relevant markets for currencies and interest rates will be able to absorb the contracts.

Mark-to-market risk is the risk that an adverse change in market prices for commodities, currencies or interest rates will affect our financial condition. We have mitigated this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivative instruments. Also, the counterparties cannot require settlement of a derivative solely because of an adverse change in the mark-to-market value. We enter into derivative instruments to act as economic hedges of underlying exposure to commodity prices, foreign

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currency exchange rates and interest rates that arise in the normal course of our business. Consequently, for most of the derivative instruments we use, changes in the mark-to-market value do not affect earnings.

CRITICAL ACCOUNTING ESTIMATES

What follows is a discussion of our application of critical accounting policies that require us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that we reasonably could have used in the current period – or changes in the accounting estimate that are reasonably likely to occur from period to period – would have a material impact on our financial statements. We have identified the following accounting estimates as critical:

>	amortization of property, plant and equipment;

>	impairment assessments of long-lived assets;

>	mine reclamation and closure costs;

>	the measurement and recognition of valuation allowances against deferred income tax assets; and

>	contingencies.

We also have certain accounting policies that we consider to be important – such as our policies for revenue recognition, exploration costs and derivative instruments that do not meet the definition of critical accounting estimates as they do not require us to make estimates or judgements that are subjective or highly uncertain.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in this Management’s Discussion and Analysis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and capitalized mining costs, which totaled $3.6 billion at December 31, 2002, represent a significant portion of our assets (68%). Due to the large size of these assets, the application of our accounting policies for these assets has a material impact on our reported earnings.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

We capitalize mine development and construction costs incurred at a property after we have identified proven and probable reserves. Upon commencement of gold production, we amortize these costs over the expected life of the property, based on proven and probable reserves and other factors.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision (upward or downward) to existing reserve estimates could occur because of, among other things: revisions to geological data

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or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities. We make every effort to ensure that reported reserve estimates represent the most accurate assessment possible However, because of the subjective decisions we have to make, as well as variances in available data for each ore body, these estimates are generally uncertain.

Changes in reserve quantities, including changes resulting from gold and silver price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment and capitalized mining costs.

For the past three years, we estimated reserves assuming a $300 per ounce gold price. At December 31, 2002 a $25 per ounce reduction (8%) in gold price would reduce our reserves by about 4 million contained ounces (6%), relating primarily to our Kalgoorlie and Bulyanhulu operating mines and the Pascua-Lama development project. Such a decrease in reserves would increase annual amortization by about $20 million and decrease net income by about $15 million ($0.03 per share). Conversely, a $25 per ounce increase in gold price would increase our reserves by about 2 million contained ounces (3%), relating primarily to Kalgoorlie, Goldstrike and Pascua-Lama. Such an increase in reserves would decrease annual amortization by about $15 million and increase net income by about $10 million ($0.02 per share).

In addition to changes in gold prices, reserve quantities can also change for other reasons, including but not limited to, new drilling results, changes in production costs and changes in geological assumptions. The mines where amortization charges would be most significantly affected by changes in reserve estimates are Pierina, Meikle, Eskay Creek and Bulyanhulu. These mines generally have the largest amounts of property, plant and equipment subject to amortization using the units of production method and the highest per ounce amortization charges. The effect of a 10% change in reserves at these mines on amortization would be as follows:

	Impact of a 10% change in gold	Impact on earnings, based on
	reserves on amortization (per ounce)	ounces sold in 2002 (millions)

Pierina	$18	$16
Meikle	12	8
Eskay Creek	13	5
Bulyanhulu	10	4

IMPAIRMENT ASSESSMENTS OF LONG-LIVED ASSETS

We believe that our estimates are critical for these assets because they are susceptible to change from period to period and the potentially material effect that recognizing an impairment could have on the assets reported on our balance sheet and on our reported earnings.

They are based on estimates of future cash flows, which include estimates of:

>	the quantity of gold reserves at our mines;

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>	future gold and silver prices; and

>	future operating and capital costs to mine and process our reserves over extended periods of time (5 to 25 years).

In 2000 we recorded a $1.6 billion provision to reduce the carrying values of various assets. With the recent rise in spot gold prices, the current likelihood of a significant impairment at our operating mines has diminished. Based on a long-term gold price of $300 per ounce and our gold mineral reserves at December 31, 2002, we have completed a sensitivity analysis that indicates that a 10% decrease in net cash flows resulting from a combination of a lower spot gold price and an increase in operating and capital costs at each of our properties would not result in the recognition of a provision for impairment.

RECLAMATION AND CLOSURE COSTS

Our mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In general, these laws and regulations are continually changing and, over time, becoming more restrictive.

We estimate that future site reclamation and closure obligations will be $169 million at our closed mines and $292 million at our operating mines. At December 31, 2002, we had fully accrued for the future costs at our closed mines ($169 million), and we had accrued $133 million for our current operating mines. Based on our existing accounting policy, the remaining $159 million for our operating mines will be accrued over their estimated lives, based on the units of production method as gold is produced and sold. Changes in estimated costs are recognized prospectively as a revision to future cost accruals. On adoption of FAS 143 in 2003, we will recognize these liabilities at fair value on our balance sheet, with a corresponding adjustment to the carrying amount of the related assets that give rise to these obligations. Our financial statements will continue to be materially affected by our estimates of reclamation and closure costs.

Our operating mines and approximately 50 closed mines are located in the United States, Canada, Australia, Chile, Peru and Tanzania. We expect to spend about $135 to $160 million over the next five years on reclamation and closure activities, with about 85% of these amounts at our closed mines. Our current operating mines have estimated productive lives, based on reserves at December 31, 2002, ranging from 2 to 25 years.

Significant management judgments and estimates are made when estimating reclamation and closure costs, which will be incurred, in some cases, many years from the date of estimate. A 10% change in the current overall estimate of reclamation and closure costs for our closed mines would increase or decrease net income by about $12 million or $0.02 per share. A 10% change at each of our operating mines may not have a significant effect on net income in a period because the effect of the change would be accrued over the estimated remaining life of each mine.

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As described in note 2 to our financial statements, effective January 1, 2003, we will adopt FAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In summary, FAS 143 requires us to record the fair value of legal liabilities for asset retirement obligations in the period in which they are incurred. When a liability is initially recorded, we will capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. While FAS 143 will not change the amounts spent on these activities, it will affect the timing of recognition of amounts on our balance sheet and in our income statement.

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS

For each deferred tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income. If, based on the weight of available evidence, we determine that it is more likely than not (a likelihood of more than 50 percent) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against it. As of December 31, 2002, we have recorded a valuation allowance of $476 million on a portion of our net deferred tax assets totaling $497 million.

(millions)	Valuation allowance

United States	$173
Chile/Argentina	120
Tanzania	85
Canada	67
Australia	24
Other	7

$476

Our most significant valuation allowances, and the related tax jurisdictions are:

>	In the United States, Chile and Argentina, valuation allowances relate to tax assets in subsidiaries that do not have any present sources of income against which to utilize the assets. In the event these subsidiaries have sources of income in the future, we may be able to reduce the level of valuation allowances recorded.

>	In Canada, substantially all of the valuation allowances relate to capital losses that will only be utilized if we realize any capital gains in the future.

>	In Australia, the valuation allowances relate to operating losses in subsidiaries that have had a history of losses over the last three years. In the event there is a sustained upward movement in the price of gold or other factors occur that increase the profitability of these subsidiaries over the next few years, we may reduce the level of valuation allowances against these assets.

>	In Tanzania, the tax legislation provides for a compounding of unused tax depreciation which results in an additional deduction for tax purposes for amounts spent on property, plant and equipment. After considering the effect of this compounding, and the expected levels of future taxable income at the Bulyanhulu Mine, we recorded a valuation allowance against the portion of the deferred tax assets that we believe will more than likely not be realized. In the event that levels

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of future taxable income at Bulyanhulu are higher than we presently expect, which could be because of a number of factors, including a sustained upward movement in gold prices, operating efficiencies or the discovery of additional reserves, we may reduce the level of valuation allowances against these assets.

In future years, levels of taxable income will be affected by, among other things, changes in gold prices, cash operating costs, proven and probable gold reserves, interest rates and foreign currency exchange rates. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

CONTINGENCIES

We account for contingencies in accordance with FAS 5, “Accounting for Contingencies.” FAS 5 requires us to record an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events will occur a number of years in the future. We assess such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events.

Income tax contingencies

We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded, due to the complex nature of the tax legislation that affects us.

As described in note 22 to our financial statements, we have recorded current and deferred income tax liabilities of $141 million for the cost arising from the denial by the Peruvian tax authorities (SUNAT) of our right to revalue the Pierina mining concession. This reduction on the Pierina cost base for tax purposes results in a temporary timing difference between income for tax and accounting purposes, and the recognition of liabilities for income taxes under our accounting policy for income taxes. We have appealed this decision, a process that we expect to take several years. Until the appeal is resolved, we will not be required to make any payments of this incremental tax liability. However, if at the end of the appeal process we are unsuccessful, we will be required to pay SUNAT the additional taxes owing at that time. Through the end of 2002, the impact on current income taxes payable amounts to $41 million, and this current part will continue to increase each year up to the full $141 million over the remaining life of the mine.

We have not recorded any potential interest and penalties, currently estimated at $51 million based on the SUNAT assessment, because we believe that it is not probable that these amounts are payable to SUNAT. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld or settled. In the event that we are unsuccessful in our appeal of the assessment of interest and penalties in Peru, based on the amounts potentially payable at the end of 2002, we would recognize a charge of about $51 million ($0.09 per share).

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Legal contingencies

As described in note 22 to our financial statements, we are involved in claims and legal proceedings, the resolution of which could have a material effect on our financial condition or future results of operations. In assessing these contingencies, we evaluated the perceived merits of the legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or that we expect to seek.

Inmet Litigation

As disclosed in note 22 to our financial statements, we have accrued the amount of judgement awarded to Inmet, and in August 2002 we posted a letter of credit for C$95 million pending a decision on our appeal. We expect to receive a decision on our appeal in 2004, at which time, if we are unsuccessful, we will be required to satisfy the judgement.

In the event that the income tax and Inmet contingencies described above and that we have recorded in our financial statements are resolved in our favor, we would recognize in income gains of about $182 million ($0.34 per share), net of tax, in aggregate.

OFF-BALANCE SHEET ARRANGEMENTS

We do not enter into off-balance sheet arrangements with special purpose entities in the normal course of our business, nor do we have any unconsolidated affiliates. In the case of joint ventures, our proportionate interest for consolidation purpose is equivalent to the economic returns to which we are entitled as a joint venture partner. Our only significant off-balance sheet arrangements are our gold sales contracts.

GOLD SALES CONTRACTS

Overview

We have entered into gold sales contracts with high quality banking counterparties. The banking counterparties with whom we enter into these contracts engage in derivative transactions with numerous third parties in addition to us. We do not have any relationships with special purpose entities whose sole business purpose is to enter into derivative transactions with us.

We use gold sales contracts to protect our earnings and cash flow from declining gold prices, while permitting us to sell our gold production in the gold spot market in a rising gold price environment, as we have done in early 2003. At the end of 2002, our gold sales commitments under these contracts totaled 18.1 million ounces.

These contracts meet the US GAAP definition of a derivative, but because they qualify for the normal sales exception under FAS 133, they are not recorded on our balance sheet at fair value. Instead, we account for these agreements as sales contracts with the proceeds under the contract recorded as revenue at the date we physically deliver gold to the counterparties.

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Under these contracts:

>	We can deliver gold to meet our commitments at any time we choose over periods of up to 10 or 15 years. We have the flexibility over this period to sell our production in either the spot gold market or through these contracts. Generally, our strategy is to sell our gold production in the spot market if the market price exceeds the price under our sales agreements.

>	We are not subject to any margin calls, regardless of the price of gold.

>	There are no credit downgrade provisions in these contracts.

>	We carefully manage credit exposure to our counterparties under these contracts. Generally, the counterparties have credit ratings of “AA”, and any credit exposure is spread over the 19 counterparties.

>	We regularly review our gold sales commitments to ensure that we have the gold mineral reserves and future gold production that substantially exceed our contract commitments.

Through the use of these contracts over the last three years, we have realized higher revenues than if we had sold our gold production in the spot gold market at average spot gold prices. The benefits of using these contracts can be illustrated as follows:

>   Revenues from Forward Sales Contracts

	2002	2001	2000

Total revenues from contract sales (millions)	$1,401	$1,307	$1,341
Average contract selling price ($/oz)	$352	$347	$365
Average spot price ($/oz)	$310	$271	$279
Incremental revenues from contracts in excess of average spot gold prices (millions)	$168	$289	$315

The terms of our gold sales contracts provide flexibility and benefits that we believe are unique to us and unavailable to any other gold producer. We are able to realize benefits from the contracts mainly because we are able to choose a suitable delivery date at any time over the 10 to 15 year term of the contract. Over this period, we can sell our gold at the spot price, but if the spot price is lower than the contract price, our production is protected because we are able to sell at the contract price. These advantageous terms reflect, among other things, our strong credit rating and our high quality, long-life, low-cost asset base. We believe that the benefits we derive from these contracts give us a substantial economic and financial advantage over other companies in the gold mining industry.

The main factors that affect our future ability to derive benefits from these agreements are two financial covenants: maintain a consolidated net worth of at least $2 billion (2002 – $3.3 billion) and our debt to equity ratio must not exceed 1.5:1 (2002 – less than 0.25:1).

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KEY CONTRACT TERMS AND CONDITIONS

Spot deferred sales contracts

A spot deferred sales contract is an agreement that we will sell a fixed number of ounces of gold to the contract counterparty on a delivery date in the future at an agreed price. We have the flexibility to choose the delivery date at any time over a 10 to 15 year period from the start of the contract. Our rights and obligations under these contracts are defined by Master Trading Agreements (“MTA’s”) that we have executed with our counterparties.

The selling price under the contract is based on the forward price of gold at the future delivery date, which is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. The amount of contango is often quoted as a percentage return that reflects the spread between market LIBOR interest rates (i.e., US dollar interest rates) and gold lease rates. Generally, US dollar interest rates are higher than the gold lease rate, which means that the future price is higher than the current price under the contract. The longer the period of time until delivery, the greater the amount of the forward premium or contango and – so long as US dollar interest rates are higher than gold lease rates – the greater the contract price compared to the spot price at the start of the contract.

Over the past five years, three-month US dollar interest rates have averaged 4.6% and gold lease rates have averaged 1.2%, resulting in an average contango rate of 3.4%. With the recent decline in interest rates, three-month US dollar interest rates have been about 1.8% and gold lease rates have been about 0.4%, resulting in a contango rate of 1.4%. The level of contango rates is one of the most significant factors that affect the price we realize from these contracts. At the end of 2002, the average rate of contango implied in our gold spot deferred contracts was 3.2%. The selling prices under our spot deferred contracts are fixed over an average future period of two years.

Beyond the dates that contango is presently fixed, future premiums earned under the spot deferred contracts will be based on market contango rates at that time, for those future periods until the actual delivery date. In the event gold lease rates are higher than US dollar interest rates, the

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“premium” becomes negative (known as “backwardation”). Over the past five years, backwardation has occurred only once, and only for a period of two days.

Since we have the flexibility to deliver gold under our sales contracts at any time over the next 10 to 15 years, we can sell our gold at the higher of the spot price or the contract price well into the future. In the event spot prices consistently exceed the contract price for the next 10 to 15 years, and assuming that we choose to deliver our gold at spot prices over this period, we would eventually deliver gold at a price of about $500 per ounce under our existing contracts (assuming typical historical long-term contango rates of 4%); however, if today’s low interest rate environment persists, the forward price of the contract would rise to about $400 per ounce. By choosing to deliver gold at higher spot gold prices, we are able to take advantage of those higher prices, but it remains probable that we will physically deliver gold over the term of the contract, and we will not be required to cash settle the contracts. In most cases, under the terms of our MTA’s, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen,” regardless of our intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the Termination Date is extended into the future by one year.

Variable price sales contracts

A variable price sales contract is a version of our spot deferred sales contract, the difference being that the price of gold is variable within certain limits. While most of our spot deferred contracts are to sell gold at a fixed price in the future, the “variable price” sales contracts have a variable price for gold, typically either i) within a range, or ii) capped to a maximum level based on the spot price at an agreed future date.

The variable price sales contracts enjoy all the same benefits and flexibility as our spot deferred sales contracts: we can deliver gold against our variable price sales contracts at any time up to 10 to 15 years in the future; most contracts have the “evergreen” clause; low and they are not subject to margin calls.

Significance of mark-to-market gains and losses

Mark-to-market gains and losses represent unrealized changes in the fair value of our gold sales contracts. For example, if we had a contract to sell gold currently at $340 an ounce and the spot price of gold was $375 an ounce, then the mark-to-market value the of the contract is about negative $35 per ounce. This has no impact on the selling price under the contract, which remains intact at $340 per ounce.

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The mark-to-market value represents a calculation of the fair value of the contracts at a point in time, based on market conditions at that time. Because we intend to physically deliver future production against our sales contracts, we do not expect to ever have to financially settle this gain or loss and record it in our income statement. On delivery of gold under the contract, we receive cash equivalent to the selling price in the contract and we record this amount under gold sales in our income statement. Therefore, we do not expect a significant increase in the price of gold and an adverse change in the mark-to-market value of these contracts to result in the mark-to-market value being recorded in our earnings and cash flow.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not exposed under our gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. “backwardation”) and therefore a smaller forward premium (or backwardation) under the contract. However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates tend to be low and any spikes short-lived.

The estimated fair value of the gold contracts at December 31, 2002 was approximately negative $639 million, and the fair value of silver contracts was $7 million positive. The most significant factors affecting this mark-to-market value are spot gold prices and market contango rates. The mark-to-market value of our gold sales contracts would approach zero (breakeven) at a spot gold price of approximately $310 per ounce, assuming all other variables are constant. The fair value of our foreign currency contracts at December 31, 2002 was $25 million positive. The value of gold contracts is based on the net present value of cash flows under the contracts, based on a gold spot price of $347 per ounce and market rates for LIBOR and gold lease rates. The year-to-date change in the fair value of our gold contracts is detailed as follows:

> Continuity Schedule of the Change in the Mark-to-Market Value of our Gold Sales Contract Position (millions)

Fair value as at December 31, 2001 - Gain	$356
Impact of realized gains in the year	(168)
Impact of change in spot price (from $279 per ounce to $347 per ounce)	(1,353)
Contango earned in the year	182
Impact of change in valuation inputs other than spot metal prices (e.g., interest rates, lease rates, and volatility)	344

Fair value as at December 31, 2002 - Loss	$(639)

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CONTRACTUAL OBLIGATIONS AND COMMITMENTS

			Payments due in
(millions)	2003	2004 – 2005	2006 – 2007	2008+	Total

Contractual obligations
Long-term debt	$20	$72	$568	$114	$774
Reclamation and closure costs	45	51	50	357	503
Capital leases	—	3	—	—	3
Operating leases	6	7	5	10	28
Purchase obligations:
Supplies inventory and consumables	50	21	4	—	75
Power contracts	18	24	44	—	86
Capital expenditures	20	—	—	—	20
Other	57	20	18	19	114

Total	$216	$198	$689	$500	$1,603

Long-term debt

Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt. We are not required to post any collateral under any debt obligations, and the terms of the obligations would not be affected by a deterioration in our credit rating.

Reclamation and closure costs

The amounts included in the table for reclamation and closure costs represent our present legal obligations for costs at all our existing operating mines and mines in various stages of closure. For those mining operations where our interest is in a joint venture arrangement, the table reflects our proportionate share of the liability for reclamation and closure costs.

Under our present accounting policy, we accrue these costs on an undiscounted basis, using the units of production method over the life of each mine. After closure, changes to future cost estimates are recorded in earnings as they occur. The liability recorded on our balance sheet under this accounting policy represents the difference between costs accrued to date and actual payments made. On January 1, 2003, we will adopt FASB Statement No. 143, Asset Retirement Obligations. Under FAS 143, we will record our legal obligations for reclamation and closure costs at each balance sheet date at their fair value on January 1, 2003, resulting in an increase in the obligations by $32 million.

The most significant contingent liability relating to reclamation and closure activities, which is not recorded on our balance sheet, relates to potential obligations to monitor water quality and treat ground water on an ongoing basis. We record a liability for these activities if environmental laws and regulations require us to conduct these activities.

Power Purchase Agreements

We enter into contracts to purchase power at each of our operating mines. The contracts provide for fixed prices,

B A R R I C K A N N U A L R E P O R T 2 0 0 2	59

which in certain circumstances are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2004 to 2007.

In addition to the purchase obligations set out in the table, we purchase about 0.9 billion kilowatt-hours annually at market rates that were about 7 cents per kilowatt-hour in 2002. Under the terms of one contract, we purchase power based on actual consumption, which has an exit fee of $12 million should we decide to switch to an alternate power supplier.

COMMITMENTS

Royalties

Virtually all of our royalty commitments only give rise to obligations at the time we produce gold. In the event that we do not produce gold at our mining properties, we have no obligation to the royalty holders. The amounts that we expect to pay in the future are: 2003 – $37 million; 2004 to 2005 – $92 million; 2006 to 2007 – $89 million; and 2008 and beyond – $297 million. These amounts are estimated based on our expected gold production from proven and probable reserves (under Canadian reporting standards) for the periods indicated, assuming a $300 gold price. The most significant royalty arrangements are disclosed in note 4 to our financial statements.

Payments to maintain land tenure and mineral property rights

In the normal course of business, we are committed to make annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. In the event we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing.

NON GAAP MEASURES

We have included cash costs per ounce data because we understand that certain investors use this information to assess our performance and also determine our ability to generate cash flow for use in investing and other activities. The inclusion of cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect our profitability and cash flow. We also make reference to the term “free cash flow,” which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases. Because we operate in a capital-intensive industry, the illustration of free cash flow enables investors to appreciate the year-on-year performance of our mines in generating cash for other purposes. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating costs or cash flow measures presented under GAAP.

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RECONCILIATION OF CASH COSTS PER OUNCE

(in millions of US dollars except per ounce amounts)	2002	2001	2000

Operating costs per financial statements	$1,071	$1,080	$950
Reclamation, closure and other costs[1]	(43)	(60)	(50)

Operating costs for per ounce calculation	$1,028	$1,020	$900

Ounces sold (thousands)	5,805	6,278	5,794
Total cash costs per ounce	$177	$162	$155

[1]	In 2002, includes costs totaling $15 million in connection with the Peruvian tax assessment.
Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

RECONCILIATION OF FREE CASH FLOW

(in millions of US dollars except per ounce amounts)	2002	2001	2000

Free cash flow	$361	$114	$230
Capital expenditures and mine development costs	228	474	612

Operating cash flow	$589	$588	$842

B A R R I C K A N N U A L R E P O R T 2 0 0 2	61

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Jamie C. Sokalsky

Jamie C. Sokalsky
 Senior Vice President
and Chief Financial Officer
Toronto, Canada
February 5, 2003

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AUDITORS’ REPORT TO THE SHAREHOLDERS
OF BARRICK GOLD CORPORATION

We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, cash flow and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2002 the Company changed its policy on accounting for deferred stripping costs, during 2001 the Company changed its policy on accounting for derivative instruments, and during 2000 the Company changed the policy on revenue recognition for gold sales.

On February 5, 2003, we reported separately to the shareholders of Barrick Gold Corporation on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
 Toronto, Canada
February 5, 2003

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CONSOLIDATED STATEMENTS OF INCOME (US GAAP BASIS)

Barrick Gold Corporation
For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars, except per share data)

	2002	2001	2000

Gold sales (note 25)	$1,967	$1,989	$1,936

Costs and expenses
Operating (notes 4 and 25)	1,071	1,080	950
Amortization (note 25)	519	501	493
Administration	64	86	75
Exploration and business development	104	103	149
Merger and related costs (notes 3 and 15)	(2)	117	—
Provision for mining assets and other unusual charges (note 5)	—	59	1,627

	1,756	1,946	3,294

Interest and other income (note 6)	29	32	14
Interest expense (note 16)	(57)	(25)	(26)
Non-hedge derivative gains (losses) (note 23)	(6)	33	(5)

Income (loss) before income taxes and other items	177	83	(1,375)
Income taxes (note 7)	16	14	209

Income (loss) before cumulative effect of changes in accounting principles	193	97	(1,166)
Cumulative effect of changes in accounting principles (note 2)	—	(1)	(23)

Net income (loss) for the year	$193	$96	$(1,189)

Earnings per share data (note 8):
Net income (loss) before changes in accounting principles
Basic and diluted	$0.36	$0.18	$(2.18)
Net income (loss)
Basic and diluted	$0.36	$0.18	$(2.22)

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP BASIS)

Barrick Gold Corporation
For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars)

		2001	2000
	2002	(note 2B)	(note 2B)

OPERATING ACTIVITIES
Net income (loss) for the year	$193	$96	$(1,189)
Amortization	519	501	493
Changes in capitalized mining costs	29	17	39
Provision for mining assets and other unusual charges (note 5)	—	—	1,627
Deferred income taxes (note 7)	(75)	(50)	(287)
Other items (note 28)	(77)	24	159

Net cash provided by operating activities	589	588	842

INVESTING ACTIVITIES
Property, plant and equipment	(228)	(474)	(612)
Short-term investments	159	(153)	130
(Increase) decrease in restricted cash	—	(24)	2
Purchase of mining properties (note 3)	—	—	(141)
Other	11	5	10

Net cash used in investing activities	(58)	(646)	(611)

FINANCING ACTIVITIES
Proceeds from stock options exercised	83	7	6
Long-term debt
Proceeds	—	55	236
Repayments	(25)	(152)	(187)
Dividends	(119)	(93)	(94)

Net cash used in financing activities	(61)	(183)	(39)

Effect of exchange rate changes on cash and equivalents	—	(1)	(6)
Net increase (decrease) in cash and equivalents	470	(242)	186
Cash and equivalents at beginning of year (note 27)	574	816	630

Cash and equivalents at end of year (note 27)	$1,044	$574	$816

The accompanying notes are an integral part of these consolidated financial statements.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	65

CONSOLIDATED BALANCE SHEETS (US GAAP BASIS)

Barrick Gold Corporation
At December 31, 2002 and 2001
(in millions of United States dollars)

	2002	2001

ASSETS
Current assets
Cash and equivalents	$1,044	$574
Short-term investments (note 10)	30	205
Accounts receivable (note 11)	72	60
Inventories and other current assets (note 12)	206	223

	1,352	1,062
Property, plant and equipment (note 13)	3,322	3,621
Capitalized mining costs	272	301
Other assets (note 14)	315	218

Total assets	$5,261	$5,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$164	$175
Other current liabilities (note 15)	319	308

	483	483
Long-term debt (note 16)	761	793
Other long-term obligations (note 17)	422	443
Net deferred income tax liabilities (note 18)	261	291

Total liabilities	1,927	2,010

Shareholders’ equity
Capital stock (note 19)	4,148	4,062
Deficit	(689)	(763)
Accumulated other comprehensive loss (note 9)	(125)	(107)

Total shareholders’ equity	3,334	3,192

Commitments and contingencies (note 22)

Total liabilities and shareholders’ equity	$5,261	$5,202

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board

/s/ Gregory C. Wilkins Gregory C.Wilkins Director	/s/ C. William D. Birchall C. William D. Birchall Director

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) (US GAAP BASIS)

Barrick Gold Corporation
For the years ended December 31, 2002, 2001 and 2000
(in millions of United States dollars)

STATEMENT OF SHAREHOLDERS’ EQUITY

	2002	2001	2000

Common shares (number in millions)
At January 1	536	536	534
Issued for cash/on exercise of stock options	6	—	1
Issued on purchase of mining property	—	—	1

At December 31	542	536	536

Common shares (amount in millions)
At January 1	$4,062	$4,051	$4,025
Issued for cash/on exercise of stock options	86	11	9
Issued on purchase of mining property	—	—	17

At December 31	$4,148	$4,062	$4,051

Retained earnings (deficit)
At January 1	$(763)	$(766)	$517
Net income (loss)	193	96	(1,189)
Dividends	(119)	(93)	(94)

At December 31	$(689)	$(763)	$(766)
Accumulated other comprehensive loss (note 9)	$(125)	$(107)	$(95)

Total shareholders’ equity at December 31	$3,334	$3,192	$3,190

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	2002	2001	2000

Net income (loss)	$193	$96	$(1,189)
Foreign currency translation adjustments	(21)	(26)	(60)
Transfers of realized (gains) losses on derivative instruments to earnings	(21)	25	—
Change in fair value of cash flow hedges	28	—	—
Additional minimum pension liability	(2)	(5)	—
Transfers of realized (gains) losses on available-for-sale securities to earnings	4	(2)	(7)
Unrealized losses on available for sale securities	(6)	(4)	—

Comprehensive income (loss)	$175	$84	$(1,256)

The accompanying notes are an integral part of these consolidated financial statements.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation

Tabular dollar amounts in millions of United States dollars, unless otherwise shown.
References to C$ and A$ are to Canadian and Australian dollars, respectively.

1 > NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. We also use derivative instruments in a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates on our business (refer to note 23). Our operations are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, quantities of gold mineral reserves and gold production levels, cash operating costs, interest rates and the level of exploration expenditures are some of the things that affect our operating cash flow and profitability. Due to the global nature of our operations, we are also affected by such things as fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. We seek to mitigate the risks associated with our business, but many of the factors affecting these risks are beyond our control.

2 > SIGNIFICANT ACCOUNTING POLICIES

A Basis of presentation

 The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). We include consolidated financial statements prepared under Canadian GAAP (in United States dollars) in our Proxy Statement that we file with various Canadian regulatory authorities. Summarized below are the accounting policies under US GAAP that we consider particularly significant to us. References to the Company in these financial statements relate to Barrick and its consolidated subsidiaries. We have reclassified certain prior-year amounts to conform with the current year presentation.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

>	the reported amounts of assets and liabilities;

>	disclosures of contingent assets and liabilities; and

>	revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves, and/or assumptions of future gold prices. Such estimates and assumptions affect:

>	the value of inventories (which are stated at the lower of average cost and net realizable value);

>	decisions as to when exploration and mine development costs should be capitalized or expensed;

>	whether property, plant and equipment and capitalized mining costs may be impaired;

>	our ability to realize income tax benefits recorded as deferred income tax assets; and

>	the rate at which we charge amortization to earnings.

We also estimate:

>	costs associated with reclamation and closure of mining properties;

>	remediation costs for inactive properties;

>	the fair values of derivative instruments; and

>	the likelihood and amounts associated with contingencies.

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We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

B Accounting changes

Deferred stripping costs

Historically, we classified deferred stripping costs as part of Property, plant and equipment on our consolidated balance sheet. In 2002 we began classifying these costs as a separate line item, Capitalized mining costs. Total capitalized mining costs at December 31, 2002 were $272 million. The comparative amount at December 31, 2001, of $301 million has also been reclassified.

Also, we historically classified expenditures for stripping costs as part of purchases of property, plant and equipment in Investing activities in our consolidated statement of cash flows. In 2002, we began classifying these expenditures as part of changes in Capitalized mining costs in Operating activities. Expenditures for stripping costs for the year ended December 31, 2002 were $121 million. We also reclassified the comparative amounts for 2001 of $133 million and 2000 of $98 million. We made these changes to reflect the operating nature of stripping activities. These changes had no effect on earnings.

Accounting for derivative instruments

We adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, (collectively FAS 133), on January 1, 2001. On adoption, we recorded the fair value of derivative instruments as follows:

	Carrying
At January 1, 2001	amount	Fair value	Adjustment

	Asset (liability)		Loss

Hedge derivatives
Purchased gold call options	$44	$5	$(39)[1]
Non-hedge derivatives
Written gold call options and total return swaps	$(42)	$(42)	—
Other derivatives	$—	$(3)	$(3)[2]

[1]	Recorded in Other Comprehensive Income (OCI), net of tax benefits of $4 million. We also reclassified into OCI deferred gains on hedge contracts that had been closed out in previous years that totaled $35 million.

[2]	Recorded as a cumulative effect accounting change in earnings, net of tax benefits of $2 million.

Revenue recognition

 In 2000 we implemented Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition. Under SAB 101, we recognize revenue when we deliver gold bullion to counterparties. Previously, we recognized revenue when gold was in doré form, under long-standing industry practice. The effect of this change was to increase our net loss by $25 million in 2000, including the cumulative effect of $23 million, and basic net loss per share by $0.04.

C Basis of consolidation

 These consolidated financial statements include the accounts of Barrick and its subsidiaries. Intercompany transactions and balances are eliminated upon consolidation. We control our subsidiaries through existing majority voting interests. Under long-standing practice for extractive industries, we present our proportionate interest in the assets, liabilities, revenues, expenses and cash flows of unincorporated joint ventures in our financial statements.

D Foreign currency translation

 The functional currency of all our operations, except for our Argentinean operations where it is the Argentinean peso, is the United States dollar (“the US dollar”). Except for our Argentinean operations, we remeasure balances into US dollars as follows:

>	non-monetary assets and liabilities using historical rates;

>	monetary assets and liabilities using period-end exchange rates; and

>	income and expenses using average exchange rates, except for expenses related to assets and liabilities remeasured at historical exchange rates.

Gains and losses arising from remeasurement of foreign currency financial statements into US dollars, and from foreign currency transactions, are included in earnings.

For our Argentinean operations, we translate assets and liabilities into US dollars using period-end exchange rates; and revenues and expenses using average rates. We record the resulting translation adjustments in a cumulative translation adjustments account in Other Comprehensive Income (OCI), a part of shareholders’ equity.

B A R R I C K A N N U A L R E P O R T 2 0 0 2 69

After the merger with Homestake in 2001, various changes in economic facts and circumstances led us to conclude that the functional currency of certain of its operations is the United States dollar and not the local currency. These changes included the denomination of selling prices for gold production, and more use of United States dollar financing.

For periods before January 1, 2002, the financial statements of those operations were translated as follows: assets and liabilities using period-end exchange rates; and revenues and expenses at average rates. Translation adjustments were included in OCI.

E Other significant accounting policies

 Other aspects of our financial statements including our other significant accounting policies, and the note and page where they can be found are:

	Note	Page

Business combinations and property acquisitions	3	71
Operating costs	4	72
Provision for mining assets and other unusual charges	5	72
Interest and other income	6	72
Income taxes	7	73
Earnings per share	8	73
Comprehensive income	9	74
Investments	10	74
Accounts receivable and revenue recognition	11	75
Inventories	12	75
Property, plant and equipment	13	76
Other assets	14	76
Other current liabilities	15	77
Long-term debt	16	77
Reclamation and closure costs	17	78
Other post-retirement benefits	17	78
Deferred income taxes	18	79
Capital stock	19	80
Stock options	20	80
Restricted stock units	20	82
Pension plans	21	82
Contingencies	22	83
Derivative instruments	23	86
Fair value of financial instruments	24	92
Segment information	25	93
Joint ventures	26	95
Cash and equivalents	27	95

F Recently issued accounting pronouncements

FAS 143, Accounting for asset retirement obligations

 In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. FAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, a liability is increased each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, we will record any gain or loss that occurs. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. On adoption of FAS 143 in our balance sheet we will record an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. A $4 million credit for the cumulative effect of this change will be recorded in the income statement.

FAS 146, Accounting for costs associated with exit or disposal activities

 In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). FAS 146 addresses issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.

FAS 146 requires that the initial liability for costs associated with exit and disposal activities be measured at fair value. It prohibits the recognition of a liability based solely on an entity’s commitment to a plan, and requires that the liability for costs associated with exit and disposal activities be re-evaluated each subsequent reporting period. FAS 146 requires costs for which a liability is not recorded expensed as incurred, even

70	B A R R I C K A N N U A L R E P O R T 2 0 0 2

if those costs are incremental to other operating costs and will be incurred as a direct result of the plan. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of FAS 146 is prohibited, so liabilities recognized prior to the initial application of FAS 146 will continue to be accounted for under existing guidance.

FAS 148, Accounting for stock-based compensation – transition and disclosure

 In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS 123 (FAS 148). FAS 148 provides additional transition guidance for companies that elect to voluntarily adopt the fair value accounting provisions of FAS 123. FAS 148 does not change the provisions of FAS 123 that permit companies to continue to apply the intrinsic value method under APB 25, the method which we use.

FAS 148 requires certain new disclosures that are incremental to those under FAS 123. Those disclosures are intended to overcome concerns about the potential lack of comparability arising from the FASB’s decision to permit multiple transition methods. We adopted the annual disclosure provisions of FAS 148 in these financial statements.

FIN 45, Guarantor’s accounting and disclosure requirements for guarantees

 In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (FIN 45). FIN 45 clarifies the requirements of Statement No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for these financial statements, but the provisions for recognition and measurement are effective only for guarantees that are issued or modified after December 31, 2002.

3 > BUSINESS COMBINATIONS AND PROPERTY ACQUISITIONS

A Homestake Mining Company

 On December 14, 2001, a wholly-owned subsidiary of Barrick merged with Homestake Mining Company (“Homestake”). Under the terms of the merger agreement, we issued 139.5 million Barrick common shares in exchange for all the outstanding common shares of Homestake, using an exchange ratio of 0.53:1. The merger was accounted for as a pooling-of-interests. The consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined.

In 2001, we recorded charges for merger-related costs totaling $117 million ($107 million after tax). These costs included transaction costs of $32 million for investment banking, legal, accounting and other costs directly related to the merger. They also include integration and restructuring costs of $85 million, mainly for employee termination costs.

B Pangea Goldfields Inc.

 On July 27, 2000, we acquired Pangea Goldfields Inc.,decision an exploration company, for cash of $131 million. We accounted for the acquisition as a purchase, and assigned values of $140 million to total assets acquired, including $16 million in cash and $9 million to liabilities acquired.

C Round Mountain Mine

 On July 1, 2000, we acquired a further 25% interest in the Round Mountain Mine for $43 million, increasing our ownership interest from 25% to 50%. The purchase consideration consisted of 1.4 million newly issued common shares and cash of $26 million. We accounted for the transaction as a purchase, and allocated $3 million to working capital, $45 million to property, plant and equipment and $5 million to reclamation obligations.

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4 > OPERATING COSTS

For the years ended December 31	2002	2001	2000

Cost of goods sold	$964	$944	$841
Amortization of capitalized mining costs	150	150	137
By-product revenues	(119)	(112)	(111)
Royalty expenses	37	39	42
Production taxes	5	5	6
Reclamation and closure costs	34	54	35

	$1,071	$1,080	$950

A Amortization of capitalized mining costs

 We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs.” We record amortization of amounts deferred based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period to period results of operations. The application of our deferred stripping accounting policy in 2002 resulted in an increase in operating costs of $29 million compared to actual costs incurred (2001 – $17 million increase, 2000 – $39 million increase). Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of Capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios1

For the years ended December 31	2002	2001	2000

Betze-Post (Goldstrike)	112:1	98:1	98:1
Pierina	48:1	21:1	19:1

[1]	The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is 9 years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

B Royalties

 Most of our properties are subject to royalty obligations based on minerals production at the properties, under various methods of calculation. The most significant royalties are at Goldstrike, Bulyanhulu and Pascua-Lama. Most Goldstrike production is subject to a net smelter return (NSR) or net profits interest (NPI) royalty payable on the value of mineral production. The highest Goldstrike royalties are a 5% NSR and a 6% NPI. Bulyanhulu is subject to an NSR-type royalty of 3%. A part of Pascua-Lama gold production will be subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR royalty on copper production. Another part of Pascua-Lama is subject to a 3% NSR royalty on extraction of all gold, silver, and other ores.

5 > PROVISION FOR MINING ASSETS AND OTHER UNUSUAL CHARGES

For the years ended December 31	2002	2001	2000

Provision for mining assets	$—	$—	$1,600[1]
Inmet litigation (note 22)	—	59	—
Other	—	—	27

	$—	$59	$1,627

[1]	In 2000, we completed a review of our property, plant and equipment that was mainly triggered by the level of gold prices at the time, using the policy described in note 13C. As a result, we reduced the carrying values of various assets to their estimated fair values. The review was triggered by a number of events, including our long-term view of the price of gold at the time of the review. We recorded a $1.6 billion non-cash provision to write down various assets, including the Pascua-Lama Project in Chile and Argentina; the Pierina property in Peru and certain exploration properties; low-grade stockpile inventories and the carrying amount of our SJ royalty claims at the Betze-Post Mine in the United States; and the Bousquet Mine in Canada.

6 > INTEREST AND OTHER INCOME

For the years ended December 31	2002	2001	2000

Interest income	$28	$36	$49
Foreign currency translation gains (losses)	2	(10)	(18)
Other	(1)	6	(17)

	$29	$32	$14

72	B A R R I C K A N N U A L R E P O R T 2 0 0 2

7 > INCOME TAXES

For the years ended December 31	2002	2001	2000

Current
Canada	$(44)	$(14)	$(23)
Foreign	(15)	(22)	(55)

	(59)	(36)	(78)

Deferred (note 18)
Canada	45	74	68
Foreign	30	(24)	219

	75	50	287

Income taxes	$16	$14	$209

Because we operate in a specialized industry and in several tax jurisdictions, our income is subject to varying rates of taxation. Major items causing our income tax rate to differ from the Canadian federal statutory rate of 38% are:

For the years ended December 31	2002	2001	2000

Income tax (expense) credit based on statutory rate	$(67)	$(32)	$523
(Increase) decrease resulting from:
Resource and depletion allowances	12	11	29
Earnings in foreign jurisdictions at different tax rates	67	84	76
Provision for mining assets	—	—	(331)
Non-deductible expenses	(9)	(56)	(35)
Changes in valuation allowance	(43)	(45)	27
Outcome of income tax uncertainties	22	—	—
Other	34	52	(80)

Income tax credit	$16	$14	$209

The main temporary differences and their tax effects are:
Amortization	$52	$21	$8
Reclamation costs	(4)	(8)	8
Net operating losses	22	37	19
Provision for mining assets	—	—	267
Other	5	—	(15)

	$75	$50	$287

8 > EARNINGS PER SHARE
 We compute basic earnings per share by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options. In periods where a net loss is reported, such as in 2000, basic and diluted loss per share are the same because the effect of the exercise of stock options would be anti-dilutive.

The weighted-average number of common shares outstanding for the year was 541 million shares (2001 – 536 million shares, 2000 – 535 million shares). The number of shares for the diluted net income per share calculation was 541 million shares (2001 – 538 million shares, 2000 – 535 million shares).

B A R R I C K A N N U A L R E P O R T 2 0 0 2	73

9 > COMPREHENSIVE INCOME (LOSS)

Comprehensive income consists of net income or loss and other gains and losses that are excluded from net income or loss. Other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on investments; and foreign currency translation adjustments.

Parts of comprehensive income (loss)

For the years ended December 31	2002		2001		2000

	Pre-tax	Tax expense	Pre-tax	Tax expense	Pre-tax	Tax expense
	amount	(credit)	amount	(credit)	amount	(credit)

Foreign currency translation adjustments	$(21)	$—	$(26)	$—	$(60)	$—
Transfers of realized (gains) losses on derivative instruments to earnings	(25)	4	29	(4)	—	—
Change in fair value of cash flow hedges	49	(21)	—	—	—	—
FAS 133 transition adjustment (note 2)	—	—	(4)	4	—	—
Additional minimum pension liability	(2)	—	(5)	—	—	—
Transfers of realized (gains) losses on available-for-sale securities to earnings	4	—	(2)	—	(7)	—
Unrealized losses on available-for-sale securities	(6)	—	(4)	—	—	—

	$(1)	$(17)	$(12)	$—	$(67)	$—

Accumulated other comprehensive loss (OCI)

At December 31	2002			2001

	Pre-tax	Tax		Pre-tax	Tax
	amount	credit	Total	amount	credit	Total

Foreign currency translation adjustments	$(144)	$—	$(144)	$(123)	$—	$(123)
Derivative instruments	49	(17)	32	29	(4)	25
Additional minimum pension liability	(7)	—	(7)	(5)	—	(5)
Unrealized losses on available-for-sale securities	(6)	—	(6)	(4)	—	(4)

	$(108)	$(17)	$(125)	$(103)	$(4)	$(107)

10 > SHORT-TERM INVESTMENTS

Available-for-sale securities

At December 31	2002		2001

	Fair	Losses	Fair	Losses
	value	in OCI	value	in OCI

Commercial paper and term deposits[1]	$—	$—	$159	$—
Fixed-income securities[2]	7	—	14	—

Total debt securities	7	—	173	—
Equity securities[2]	23	6	32	4

	$30	$6	$205	$4

[1]	As part of our cash management program, we invest in commercial paper and term deposits with initial maturities in excess of three months, but less than one year.

[2]	Under a deferred compensation plan for certain former Homestake executives we hold a portfolio of marketable fixed-income and equity securities. Short-term investments, which are all classified as available-for-sale, are carried at fair value with unrealized gains and losses, net of tax effects recorded in OCI, a part of shareholders’ equity. The fair value of investments is determined by quoted market prices. We recognize in earnings all declines in fair value judged to be other than temporary. During the three years ended December 31, total proceeds from the sale of short-term investments were: 2002 – $223 million; 2001 – $24 million;and 2000 – $26 million. For purposes of calculating realized gains and losses, we use the average cost of securities sold.

74	B A R R I C K A N N U A L R E P O R T 2 0 0 2

Realized gains and losses on investments

For the years ended December 31	2002	2001	2000

Gains	$—	$2	$7
Losses	$4	$—	$—

11 > ACCOUNTS RECEIVABLE

At December 31	2002	2001

Amounts due from customers	$30	$38
Taxes recoverable	12	11
Other	30	11

	$72	$60

Amounts due from customers

We recognize revenue from the sale of gold and by-products when the following conditions are met:

> persuasive evidence of an arrangement exists;

> delivery has occurred under the terms of the arrangement;

> the price is fixed or determinable; and

> collectibility is reasonably assured.

For gold bullion sold under forward sales contracts or in the spot market, we recognize revenue on transfer of title to the gold to counterparties.

Our Eskay Creek and Bulyanhulu mines produce ore and concentrate containing both gold and silver. Our concentrate sales contracts with third-party smelters provide for final gold and silver pricing in a specified future period based on spot market metals prices. We record revenues under these contracts based on the forward gold and silver prices at the time of shipment, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in embedded derivatives, because of the difference between the recorded one-month forward price and the final settlement price. These embedded derivatives are adjusted to fair value through non-hedge derivative gains and losses in earnings each period until the date of final gold and silver pricing.

At December 31, 2002, we had outstanding concentrate sales contracts for 865,000 ounces of silver recorded at an average price of $4.52 per ounce and 35,000 ounces of gold recorded at an average price of $323 per ounce.

The fair value of the embedded derivatives at December 31, 2002, was $1 million (positive), and is recorded on the balance sheet in other derivative assets.

Revenue from the sale of by-products such as silver and copper is credited against operating costs.

12 > INVENTORIES AND OTHER CURRENT ASSETS

At December 31	2002	2001

Gold in process and ore in stockpiles	$100	$134
Mine operating supplies	59	57
Derivative assets (note 23)	37	17
Prepaid expenses	10	15

	$206	$223

Gold in process and ore in stockpiles

We record gold in process, ore in stockpiles and mine operating supplies at the lower of average cost and net realizable value. For gold in process and ore in stockpiles, cost includes materials and labor as well as an allocation of amortization of property, plant and equipment.

Gold in process and ore in stockpiles excludes $61 million (2001 – $46 million) of stockpiled ore that we do not expect to process in the next 12 months. This amount is included in other assets. We process ore in stockpiles under a life of mine plan that is intended to optimize use of our known mineral reserves, present plant capacity and pit design. Historically, the market price of gold has not significantly affected the timing of processing of ore in stockpiles.

Our Goldstrike property is the only one that has significant stockpiled ore. The stockpiles consist of two ore types: ore that will require autoclaving, and ore that will require roasting. Processing of roaster ore commenced on start-up of the roaster facility in 2000. We are now processing ore from both the autoclave and roaster stockpiles. We expect to fully process the autoclave stockpile by 2009 and the roaster stockpile by 2016.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	75

13 > PROPERTY, PLANT AND EQUIPMENT

At December 31	2002	2001

Property acquisition and mine development costs	$4,233	$4,448
Buildings, plant and equipment	2,812	2,824

	7,045	7,272
Accumulated amortization	(3,723)	(3,651)

	$3,322	$3,621

A Property acquisition and mine development costs

We capitalize payments for the acquisition of land and mineral rights. After acquisition, a number of things affect the recoverability of the cost of land and mineral rights, and in particular the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget.

We capitalize mine development costs on our properties after proven and probable reserves have been found. Before finding proven and probable reserves, costs are considered exploration costs, which are expensed as incurred.

We start amortizing capitalized costs when production begins. Amortization is calculated using the units-of-production method based on the estimated recoverable ounces of gold in proven and probable reserves.

We capitalize financing costs, including interest, relating to mine development costs while development or construction activities at the properties are in progress. Capitalization occurs without restriction to specific borrowings. We stop capitalizing financing costs when the asset or mine is substantially complete and ready for its intended use.

B Buildings, plant and equipment

We record buildings, plant and equipment at cost and amortize them net of their residual value, using the straight-line method over their estimated useful lives. The longest estimated useful life for buildings and mill equipment is 25 years and for mine equipment 15 years.

We expense repairs and maintenance expenditures as incurred. We capitalize major improvements and replacements that increase productive capacity or extend the useful life of an asset, and amortize them over the remaining estimated useful life of the related asset.

C Property evaluations

We review and test the carrying amounts of our mineral properties and related buildings, plant and equipment when events or changes in circumstances suggest that the carrying amount may not be recoverable. If we have reason to suspect an impairment may exist, we prepare estimates of future net cash flows that we expect to generate for the related asset or group of assets. The cash flow estimates are based on:

> estimated recoverable ounces of gold (considering proven and probable mineral reserves);

> estimated future commodity prices (considering historical and current prices, price trends and related factors); and

> expected future operating costs, capital expenditures and reclamation expenditures.

We record a reduction of the assets or group of assets to their estimated fair value as a charge to earnings, if the estimated future net cash flows are less than the carrying amount. We calculate fair value by discounting the estimated future net cash flows using a discount factor. The discount factor is our estimate of the risk-adjusted rate used to determine the fair value of our mining properties in a transaction between willing buyers and sellers.

14 > OTHER ASSETS

At December 31	2002	2001

Ore in stockpiles (note 12)	$61	$46
Taxes recoverable	35	40
Derivative assets (note 23)	78	40
Deferred income tax assets (note 18)	45	—
Note receivable	14	17
Restricted cash	8	12
Debt issue costs	11	11
Deferred stock compensation (note 20B)	5	8
Prepaid pension asset (note 21)	7	5
Other	51	39

	$315	$218

76 B A R R I C K A N N U A L R E P O R T 2 0 0 2

15 > OTHER CURRENT LIABILITIES

At December 31	2002	2001

Current part of reclamation and closure obligations (note 17)	$53	$80
Merger and related costs[1]	3	65
Litigation (note 22)	58	56
Derivative liabilities (note 23)	28	13
Income taxes payable	52	43
Pension benefits (notes 17 and 21)	9	1
Current part of long-term debt (note 16)	20	9
Deferred revenue[2]	35	30
Other	61	11

	$319	$308

[1]	In 2002, cash payments of merger and related costs totaled $50 million. Other amounts totaling $10 million were settled through pension plan benefit enhancements. Excess accruals totaling $2 million have been recorded in 2002 earnings.

[2]	Deferred revenue will be recorded in earnings in: 2003 - $17 million; 2004 - $7 million; 2005 - $4 million; 2010 - $7 million.

16 > LONG-TERM DEBT

At December 31	2002	2001

Debentures	$504	$500
Project financing - Bulyanhulu	194	200
Variable rate bonds	80	80
Capital leases	3	22

	781	802
Current part	(20)	(9)

	$761	$793

Interest expense

For the years ended December 31	2002	2001	2000

Interest incurred	$59	$67	$70
Less: capitalized	(2)	(42)	(44)

Interest expense	$57	$25	$26

A Debentures

On April 22, 1997, we issued $500 million of redeemable, non-convertible debentures. The debentures bear interest at 7.5% per annum, payable semi-annually, and mature on May 1, 2007. In 2002, we entered into interest-rate swap contracts as a fair value hedge of our interest rate risk exposure on $250 million of the debentures, effectively converting them to floating-rate debt instruments (note 23). Under the swaps, we receive fixed-rate interest receipts at 7.5% in exchange for floating-rate interest payments of LIBOR plus a credit spread of 4.0%, which resulted in an effective rate of 5.7%.

B Project financing - Bulyanhulu

One of our wholly-owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a limited recourse amortizing loan for $194 million. We guaranteed the loan until completion, which occurred in March 2003. After completion, the loan became non-recourse. The loan is insured for political risks equally by branches of the Canadian government and the World Bank. The interest rate, inclusive of political risk insurance premiums, is LIBOR plus 2.6% before completion, and increases after completion to about LIBOR plus 3.6%. The effective interest rate for 2002, including amortization of debt-issue costs and political risk insurance, was 7.2% (2001 - 7.3%, 2000 - 9.2%). The effective interest rate includes payments made under a receive-floating, pay-fixed interest-rate swap which matches the loan principal over the term to repayment and through this we have fixed the rate for the term of the debt at 7%.

Scheduled repayments for each of the next five years are: 2003 - $20 million, 2004 - $24 million, 2005 - $31 million, 2006 - $34 million, 2007 - $34 million, 2008 and thereafter - $51 million.

C Variable rate bonds

Certain of our wholly-owned subsidiaries have issued variable rate, tax-exempt bonds of $17 million (due 2004), $25 million (due 2029) and $38 million (due 2032) for a total of $80 million. We pay interest monthly on the bonds based on variable short-term, tax-exempt obligation rates. The average interest rate for 2002 was 1.4% (2001 - 1.9%). No principal repayments are due until cancellation, redemption or maturity.

D Credit facilities

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. We renewed the Credit Agreement on April 29, 2002 for another five-year term. The Credit Agreement, which is unsecured, matures in April 2007 and has an interest rate of LIBOR plus 0.27% to 0.35% when used, and an annual fee of 0.08%. We have not drawn any amounts under the Credit Agreement.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	77

17 > OTHER LONG-TERM OBLIGATIONS

At December 31	2002	2001

Reclamation and closure costs	$249	$267
Pension benefits (note 21)	55	62
Other post-retirement benefits	28	32
Derivative liabilities (note 23)	58	60
Restricted stock units (note 20)	7	8
Other	25	14

	$422	$443

A Reclamation and closure costs

We accrue estimates of future reclamation and closure costs at active mines over the life of the mines as revenue is recognized. Each period we expense an amount calculated using the units-of-production method based on the latest estimates of future reclamation and closure costs and recoverable ounces of gold contained in proven and probable reserves. After closure we record changes in estimates of reclamation and closure costs in earnings at the time of revision. Our accounting policy for reclamation and closure costs will change on adoption of FAS 143 in 2003 (refer to note 2). At December 31, 2002, accrued costs at inactive mines totaled $169 million (2001 - $250 million).

Estimates of reclamation and closure costs reflect:

> work that is required under applicable laws and regulations;

> obligations under existing permits; and

> where applicable, government mandated assumptions and methodologies.

We estimate that future reclamation and closure costs under present environmental regulations are $461 million. The major parts of this $461 million estimate are for: tailing and heap leach pad closure/rehabilitation - $83 million; demolition of buildings/mine facilities - $121 million; ongoing water treatment - $67 million; ongoing monitoring and care and maintenance - $129 million; and other costs - $61 million. At December 31, 2002, we had accrued a total of $302 million (2001 - $347 million), including the current part of $53 million.

B Other post-retirement benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits, under which all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred. We amortize the deferred amounts when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amortization period is the average remaining life expectancy of participants. For 2002, we recorded a benefit expense of $nil (2001 - $2 million credit, 2000 - $1 million expense).

We have assumed a health care cost trend of 7% in 2002, 7.5% in 2001 and 8% in 2000, decreasing ratability to 5% in 2006 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2002 would have increased or decreased the post-retirement benefit obligation by $2 million and would have had no significant effect on the benefit expense for 2002.

78 B A R R I C K A N N U A L R E P O R T 2 0 0 2

18 > DEFERRED INCOME TAXES

Net deferred income tax liabilities

At December 31	2002	2001

Assets
Operating loss carryforwards	$389	$312
Reclamation and closure costs	82	81
Property, plant and equipment	93	32
Post-retirement benefit plan obligations	46	48
Alternative minimum tax credit carryforwards	110	111
Other	43	61

Gross deferred tax assets	763	645
Valuation allowances	(476)	(433)

Net assets	287	212
Liabilities
Property, plant and equipment	(487)	(444)
Other	(16)	(59)

	$(216)	$(291)

Net deferred income tax liabilities consist of:
Non-current assets (note 14)	45	—
Non-current liabilities	(261)	(291)

	$(216)	$(291)

A Recognition and Measurement

We recognize deferred income tax assets and liabilities for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. We measure deferred income tax assets and liabilities using enacted rates that apply to the years when we expect to recover or settle the temporary differences. Our income tax expense or recovery includes the effects of changes in our deferred income tax assets and liabilities. We reduce deferred income tax assets by a valuation allowance if we decide it is more likely than not that some or all of the assets will not be realized.

We measure and recognize deferred income tax assets and liabilities based on: our interpretation of relevant tax legislation; our tax planning strategies; estimates of the tax bases of individual assets and liabilities; and the deductibility of expenditures for income tax purposes. We will recognize the effects of changes in our assessment of these estimates and factors when they occur.

We have not recorded deferred income taxes relating to undistributed earnings of foreign subsidiaries that are indefinitely invested. Undistributed earnings amounted to about $1,251 million at December 31, 2002, and $1,499 million at December 31, 2001. If the undistributed earnings of those foreign subsidiaries were not indefinitely invested, a deferred income tax liability of $63 million at December 31, 2002, and $75 million at December 31, 2001, would be recorded.

Operating loss carryforwards amount to $1,456 million, of which $1,032 million do not expire and $424 million expire at various times over the next 20 years. Alternative minimum tax credit carryforwards amount to $110 million and do not expire.

Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada - 1997, United States - 1998 and Peru - 2000. Other than the matter described in note 22C relating to interest and penalties associated with a Peruvian tax assessment, we are not aware of any tax matters outstanding in any country in which we operate that could potentially have a material adverse effect on our financial position or results of operations.

B Valuation allowances

Because we operate in multiple tax jurisdictions, we consider the need for a valuation allowance on a country-by-country basis, taking into account the effects of local tax law. When a valuation allowance is not recorded, we believe that there is sufficient positive evidence to support this conclusion.

When facts or circumstances change, we record an adjustment to a valuation allowance to reflect the economic effects of the change. The main factors that affect the amount of a valuation allowance are:

> expected levels of future taxable income;

> opportunities to implement tax plans that affect whether tax assets can be realized; and

> the nature and amount of taxable temporary differences.

Levels of taxable income are affected by, among other things, prevailing gold prices; cash operating costs; changes in proven and probable gold reserves; and changes in interest rates and foreign currency exchange rates. It is reasonably possible that circumstances could occur resulting in a material change in the valuation allowances.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	79

19 > CAPITAL STOCK

A Authorized capital

Our authorized capital stock includes an unlimited number of common shares, 9,764,929 First preferred shares, Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

B Homestake Canada Inc. (“HCI”) Exchangeable Shares

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. At December 31, 2002, 1.6 million (2001 - 3 million) HCI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares (2001 - 1.6 million common shares). The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million HCI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding HCI exchangeable share for 0.53 of a Barrick common share.

Summarized financial information for HCI

For the years ended December 31	2002	2001	2000

Total revenues and other income	$203	$175	$203
Less: costs and expenses	191	281	233

Income (loss) before taxes	$12	$(106)	$(30)

Net loss	$(1)	$(84)	$(30)

At December 31	2002	2001

Assets
Current assets	$91	$43
Non-current assets	236	345

Total assets	$327	$388

Liabilities and Shareholder’s equity
Other current liabilities	75	76
Notes payable	407	416
Other long-term liabilities	18	12
Deferred income taxes	122	121
Shareholders’ equity	(295)	(237)

	$327	$388

C Dividends

In 2002, we declared and paid dividends in US dollars totaling $0.22 per share (2001 - $0.22 per share, 2000 - $0.22 per share).

20 > EMPLOYEE STOCK-BASED COMPENSATION

A Common stock options

At December 31, 2002, 22 million common stock options were outstanding, expiring at various dates to December 2, 2012. The exercise price of the options is set at our closing share price on the day before the grant date. They vest over four years at a rate of one quarter each year, beginning in the year after granting, and are exercisable over 10 years. At December 31, 2002, 5 million (2001 - 9 million, 2000 - 6 million) common shares, in addition to those currently outstanding, were available for granting options.

Besides the common stock options in the table on page 81, we are obliged to issue about 0.5 million common shares (2001 - 0.7 million common shares) in connection with outstanding stock options assumed as part of the Sutton acquisition. The options have an average exercise price of C$19.68 (2001 - C$19.34) and an average remaining term of three years (2001 - four years).

80 B A R R I C K A N N U A L R E P O R T 2 0 0 2

Stock option activity (shares in millions)

	2002		2001		2000

	Shares (number)	Average price	Shares (number)	Average price	Shares (number)	Average price

C$ options
At January 1	19		22		21
Granted	6	$24.71	1	$24.32	5	$24.24
Exercised	(4)	$24.79	—	$22.77	—	$22.95
Cancelled or expired	(2)	$33.99	(4)	$29.66	(4)	$32.77

At December 31	19		19		22

US$ options
At January 1	6		4		3
Granted	—	—	2	$9.03	1	$13.72
Exercised	(2)	$11.99	—	$13.44	—	—
Cancelled or expired	(1)	$25.10	—	$26.10	—	$29.45

At December 31	3		6		4

Stock options outstanding (shares in millions)

	Outstanding			Exercisable

Range of exercise prices	Shares (number)	Average price	Average life (years)	Shares (number)	Average price

C$ options
$22.55 - $31.05	17	$25.43	8	7	$26.73
$31.25 - $44.25	2	$39.46	4	2	$39.84

	19		8	9

US$ options
$8.96 - $17.68	2	$12.24	5	1	$13.62
$17.75 - $40.66	1	$25.22	2	1	$25.47

	3		4	2

Under APB 25, we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25) and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Option value information

For the years ended December 31
(per share and option amounts in dollars)

	2002	2001	2000

Fair value per option	$6.40	$5.10	$5.90
Valuation assumptions:
Expected option term (years)	6	10	6
Expected volatility	40%	30%	30%
Expected dividend yield	1.4%	1.4%	1.4%
Risk-free interest rate	5.0%	5.5%	6.0%

Pro forma effects
Net income (loss), as reported	$193	$96	$(1,189)
Stock-option expense	(21)	(31)	(30)

Pro forma net income (loss)	$172	$65	$(1,219)

Net income (loss) per share:
As reported[1]	$0.36	$0.18	$(2.22)
Pro forma[1]	$0.32	$0.12	$(2.28)

[1]	Basic and diluted.

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B Restricted stock units

In 2001, we put in place a restricted stock unit incentive plan (RSU Plan). Under the RSU Plan, a participant is granted a number of RSUs, where each unit has a value equal to one Barrick common share at the time of grant. Each RSU, which vests and will be paid out on the third anniversary of the date of grant, has a value equivalent to the market price of a Barrick common share. RSUs are recorded at their fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair market value of the units during the vesting period are recorded, with a corresponding adjustment to the carrying amount of deferred compensation. Compensation expense for the year ended December 31, 2002 was $3 million (2001 - $nil). At December 31, 2002, the weighted average contractual life was two years. At December 31, 2002, the fair value of outstanding RSUs was $7 million and is included in other long-term obligations.

RSU activity

	RSUs	Fair value per
	(in thousands)	unit (in dollars)

Balance at December 31, 2000	—	$—
Granted	495	15.49

Balance at December 31, 2001	495	15.95
Cancelled	(30)	19.74

Balance at December 31, 2002	465	$15.41

21 > PENSION PLANS

A Defined benefit pension plans

We have various qualified defined benefit pension plans that cover certain of our United States employees and provide benefits based on employees’ years of service. Our policy for these plans is to fund, at a minimum, the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income securities and equity securities.

As well as the qualified plans, we have nonqualified defined benefit pension plans covering certain employees and a director of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The diversified assets held in this trust, which include cash of $1 million and short-term investments of $30 million are recorded in our consolidated balance sheet and accounted for under our accounting policies for such assets. At December 31, 2002, the fair value of assets held in the trust was $31 million (2001 - $47 million).

Our pension expense includes the cost of employee benefits earned in the year, interest expense on the accrued benefit obligation, the expected return on the market value of plan assets, and amortization of deferred actuarial gains and losses.

Actuarial gains and losses arise when the actual return on plan assets for a period differs from the expected return on plan assets for that period, and when actual experience causes the expected and actuarial accrued benefit obligations to differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of participants.

82 B A R R I C K A N N U A L R E P O R T 2 0 0 2

Pension expense

For the years ended December 31	2002	2001	2000

Expected return on plan assets	$(17)	$(21)	$(21)
Service cost for benefits earned	3	4	3
Interest cost on benefit obligation	16	16	17
Prior service cost	—	1	1
Actuarial gains	(1)	(2)	(1)
Special termination charges[1]	—	39	10
Effect of curtailments/settlements	1	(4)	2

	$2	$33	$11

[1]	In 2001, the planned closure of certain mine sites caused some terminated employees at the sites to receive extra pension entitlements. As well, certain employees with change of control clauses in their employment agreements became entitled to enhanced pension benefits on the closing of the merger. We recorded a charge of $39 million included in merger and related costs to reflect the impact of these events. In 2000, we recorded a charge of $10 million for special termination benefits arising due to the closure of the Homestake mine in provisions for mining assets and other unusual charges.

B Defined contribution pension plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans was $12 million in 2002, $12 million in 2001 and $11 million in 2000.

C Defined benefit pension plan actuarial information

	2002	2001

Accumulated benefit obligation (ABO)
Balance at January 1	$279	$238
Service cost for benefits earned	3	4
Interest cost on benefit obligation	16	16
Plan amendments and special terminations	—	39
Actuarial (gains) losses	(1)	17
Benefits paid	(70)	(24)
Curtailments	—	(11)

Balance at December 31	$227	$279

Fair value of plan assets
Balance at January 1	$235	$255
Actual return on plan assets	(2)	3
Company contributions	7	1
Benefits paid	(70)	(24)

Balance at December 31	$170	$235

Funded status	$(57)	$(44)
Unrecognized net actuarial (gains) losses	9	(9)

Net liability recognized	$(48)	$(53)

Pension plans where ABO exceeds the fair value of plan assets

At December 31	2002	2001

Projected benefit obligation	$193	$238
ABO	$193	$236
Fair value of plan assets	$132	$184

Benefit asset (liability)

At December 31	2002	2001

Prepaid pension asset	$7	$5
Accrued benefit plan liability - current	(7)	(1)
Accrued benefit plan liability - non-current	(48)	(57)
Additional minimum liability (note 9)	(7)	(5)

	$(55)	$(58)

Actuarial assumptions

For the years ended December 31	2002	2001	2000

Discount rate	6.50%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	8.50%
Compensation increases	5.00%	5.00%	5.00%

Sensitivity analysis of actuarial assumptions1

	Effect on ABO	Effect on earnings

Expected return on plan assets	$—	$1
Discount rate	$18	$3

[1]	Effect of a one-percent change

22 > COMMITMENTS AND CONTINGENCIES

A Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgement.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

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If the assessment of a contingency suggests that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

B Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List (“NPL”) of known or threatened releases of such substances. Homestake’s former uranium millsite near Grants, New Mexico is listed on the NPL.

C Litigation and claims

Inmet litigation

In October 1997, Homestake Canada Inc. (“HCI”), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favor of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 (US$59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross-Appeal of the decision regarding pre-judgement interest. A letter of credit of about C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, former that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000, filed a further amended complaint, the Fourth Amended Complaint.

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On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001, denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the US District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company (“J.P. Morgan”) as the defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of US antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint does not seek damages, but seeks an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. We intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and deferred income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

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D Commitments

We have entered into various commitments in the ordinary course of business, including commitments to perform assessment work and other obligations necessary to maintain or protect our interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state/provincial environmental, health and safety permits.

23 > DERIVATIVE INSTRUMENTS

A Use of derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in commodity prices (gold and silver), interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values of cash flows from these transactions and balances are offset by changes in the values of the derivatives. We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates.

In the normal course of our business, the main types of derivatives we hold and/or issue are:

Spot deferred and variable-price sales contracts: These contracts provide for the sale of future gold production in fixed quantities with delivery dates at our discretion over a period of up to 15 years.

Interest rate swaps: These instruments are used to counteract the volatility of variable short-term interest rates by substituting fixed interest rates over longer terms on cash and short-term investments.

Foreign currency contracts: These instruments are used for the cash flows at our operating mines from forecasted expenditures denominated in Canadian and Australian dollars to insulate them from currency fluctuations.

Gold lease rate swap contracts: These contracts are used to manage gold lease rate exposure.

In the most significant of these programs - the spot deferred and variable-price sales contracts - the contracts set a price for future gold and silver sales with significant flexibility to capture gold price upside in periods of higher prices. This effect is achieved as a result of our strong balance sheet, large reserves and diversified operations.

We mainly use over-the-counter (“OTC”) derivative contracts. These privately negotiated agreements, which provide superior terms compared to exchange-traded contracts, allow us to obtain favorable credit, tenor and flexibility terms. We do not enter into derivative instruments which we would consider leveraged.

B Accounting for derivative instruments and hedging activities

Under US GAAP rules, companies are required to include on their balance sheet the fair value of derivative instruments, which are defined under FAS 133. This definition excludes certain derivative instruments from its scope, including instruments that meet the definition of “normal sales contracts”, and whose obligations are met by physical delivery of gold or silver, as set out in paragraph 10(b). Our spot deferred and variable price sales contracts meet the terms of this paragraph, so FAS 133 does not apply to them. We apply our normal revenue recognition principles to our normal sales contracts, which results in recognition of proceeds from the contracts as revenue at the date of physical delivery.

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All other derivatives are recognized on our balance sheet at their fair value as either an asset or a liability. On the date we enter into a derivative contract, we designate the derivative as either:

> a fair value hedge of a recognized asset or liability;

> a cash flow hedge of either a forecasted transaction or the variability of cash flows associated with a recognized asset or liability;

> a foreign currency cash flow hedge of forecasted transactions; or

> an instrument that is held for non-hedging purposes.

Fair-value hedges of recognized assets or liabilities: we record in earnings any changes in the fair value of the derivatives as they occur, along with changes in the fair value of the hedged asset or liability.

Derivatives that qualify as cash flow hedges: we record changes in the fair value of the derivative in Other Comprehensive Income (OCI) until earnings are affected by the forecasted transaction.

Interest-rate swaps designated as hedges of future interest receipts arising on our cash and short-term investments: gains and losses on the derivatives are recorded in OCI until the related interest receipts are recorded in earnings, at which time the gains and losses are transferred to interest income.

Foreign-currency contracts for Canadian or Australian capital and operating expenditures at our operating mines: gains and losses on the derivatives are recorded in OCI until these costs are recorded in earnings, at which time the gains and losses are transferred to amortization or operating costs.

Non-hedge derivatives: Changes in the fair value are recorded in earnings as they occur.

All cash flows relating to derivative instruments are included under operating cash flows.

We formally document all relationships between derivative instruments and the items they are hedging, as well as the risk-management goals and strategy for entering into hedge transactions. This documentation includes linking all derivatives designated as fair-value, cash flow, or foreign-currency hedges to either specific assets and liabilities in the balance sheet, specific firm commitments or specific forecasted transactions.

For these documented relationships, we formally assess (both at the start of the hedge and on an ongoing basis) whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items, and whether those derivatives are expected to remain highly effective in the future. If it is clear that a derivative is not highly effective as a hedge, we stop hedge accounting prospectively.

Other circumstances under which we stop hedge accounting prospectively include:

> a derivative expires or is sold, terminated, or exercised;

> it is no longer probable that the forecasted transaction will occur; or

> if we decide to remove the designation as a hedge from a derivative.

If it is clear that a forecasted transaction will not occur by the originally specified time, or within a further two-month period, gains and losses accumulated in OCI are recognized at once in earnings.

In all situations in which hedge accounting stops and a derivative remains outstanding, future changes in its fair value are recognized in earnings as they occur.

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C  Gold and silver contracts outstanding as at December 31, 2002

Maturity/Scheduled for delivery in	2003	2004	2005	2006	2007	2008+	Total

Gold contracts
Spot deferred contracts
Ounces (thousands)	2,800	1,350	1,550	1,540	1,500	7,200	15,940
Average price per ounce	$340	$345	$335	$338	$340	$343	$341
Variable price gold sales and option contracts
With “caps”
Ounces (thousands)	250	300	300	250	—	900	2,000
Average price per ounce at cap expiry date	$344	$310	$317	$332	—	$369	$345
With “caps” and “floors”
Ounces (thousands)	150	—	—	—	—	—	150
Cap price per ounce	$310	—	—	—	—	—	$310
Floor price per ounce	$280	—	—	—	—	—	$280

Total gold ounces (thousands)	3,200	1,650	1,850	1,790	1,500	8,100	18,090
Average price per ounce	$339	$339	$332	$337	$340	$346	$341

Silver contracts
Spot deferred contracts
Ounces (thousands)	11,000	9,000	9,000	3,300	3,000	—	35,300
Average price per ounce	$4.95	$5.14	$5.14	$5.19	$5.19	—	$5.09
Written silver call options
Ounces (thousands)	3,750	5,000	2,000	—	—	—	10,750
Average exercise price per ounce	$5.27	$5.28	$5.00	—	—	—	$5.22

Total silver ounces (thousands)	14,750	14,000	11,000	3,300	3,000	—	46,050
Average price per ounce	$5.03	$5.19	$5.11	$5.19	$5.19	—	$5.12

We also have off-take contracts which allow (but do not commit) us to sell 1.7 million ounces of gold spread over 10 years, at then prevailing spot prices.

The largest single counterparty as of December 31, 2002 made up 13% of outstanding gold sales commitments.

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Spot deferred gold sales contracts

We have entered into spot deferred gold sales contracts, with various counterparties, that fix selling prices at interim delivery dates for future gold production, and which act as an economic hedge against possible price fluctuations in gold. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date for any time during this period. At the time an interim delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

The average price of the spot deferred gold sales contracts in the table on page 88 reflects fixed prices at interim delivery dates and expected future price assumptions for periods where expected delivery dates differ from interim delivery dates. The large majority of contracts are fixed through 2006. The expected prices incorporate an average gold lease rate assumption of 1.5% and assumptions of US dollar interest rates consistent with market quotations for such rates. Variations between the gold lease rate and interest rate assumptions and the actual gold lease rates and interest rates will affect the final realized selling prices. Gold lease rate exposure is accounted for separately from our spot deferred gold sales contracts, and the economic impact flows through our earnings each quarter as part of non-hedge derivative gains (losses). This gold lease rate exposure is 6.4 million ounces spread from 2004 to 2012, mainly for contracts with expected delivery dates beyond 2006.

Variable-price gold sales contracts

Variable price gold sales contracts are contracts to deliver a specified quantity of gold on a future date determined by us. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date at any time during this 15-year period. All of the variable-price gold sales contracts have expected delivery dates beyond 2007. The contract price equals the gold spot price on the interim delivery date subject to a specified maximum (“cap”) based on market conditions in the years shown in the table on page 88, plus a fixed premium payable to us. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these interim delivery dates to the expected delivery date beyond 2007. Certain of these contracts also have a specified minimum (“floor”) price.

Spot deferred silver sales contracts and written silver call options

Spot deferred silver sales contracts have the same delivery terms and pricing mechanism as spot deferred gold sales contracts. A group of these contracts totaling 14.3 million ounces of silver are accounted for as normal sales contracts, as we physically deliver silver production into the contracts. For a separate group of contracts totaling 21 million ounces, we have elected hedge accounting treatment, and we designated these contracts as cash flow hedges beginning on November 8, 2002.

Changes in fair value of our written silver call options are recorded in earnings as they occur.

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D Other derivative instruments outstanding as at December 31, 2002

Maturity	2003	2004	2005	2006	2007	2008+	Total

Interest rate contracts
Receive fixed - swaps and swaptions
Notional amount (millions)	—	$250	$75	$100	$475	—	$900
Fixed rate (%)	—	3.5%	2.7%	3.0%	5.6%	—	4.5%
Pay fixed - swaps and swaptions
Notional amount(millions)	—	—	—	—	—	$344	$344
Fixed rate (%)	—	—	—	—	—	5.6%	5.6%

Net notional position	—	$250	$75	$100	$475	$(344)	$556

Total return swaps
Notional amount (millions)	—	—	$17	—	—	—	$17

Foreign currency contracts
Canadian dollar forwards
C$ (millions)	$101	$118	$91	—	—	—	$310
Average price (US¢)	0.65	0.64	0.63	—	—	—	0.64
Canadian dollar min-max contracts
C$ (millions)	$173	—	—	—	—	—	$173
Average cap price (US¢)	0.65	—	—	—	—	—	0.65
Average floor price (US¢)	0.63	—	—	—	—	—	0.63
Australian dollar forwards
A$ (millions)	$175	$311	$283	$10	—	—	$779
Average price (US¢)	0.51	0.51	0.51	0.52	—	—	0.51
Australian dollar min-max contracts
A$ (millions)	$339	$10	$10	$10	—	—	$369
Average cap price (US¢)	0.55	0.52	0.52	0.52	—	—	0.55
Average floor price (US¢)	0.52	0.51	0.51	0.51	—	—	0.52

Fuel contracts
Barrels WTI (thousands)	240	—	—	—	—	—	240
Cap	$30	—	—	—	—	—	$30
Floor	$18	—	—	—	—	—	$18

Our interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

>	we have elected cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$457 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,065 million;

>	we have elected receive fixed interest rate swaps with a total notional amount of $650 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments (note 28); and we have elected receive fixed interest rate swaps with a total notional amount of $250 million to be accounted for as a fair value hedge of fixed-rate debentures (refer to note 16A).

>	we have elected an amortizing pay fixed interest rate swap with a total notional amount of $194 million as at December 31, 2002 to be accounted for as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu (refer to note 16B).

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E Unrealized fair value of derivative instruments (excluding normal sales contracts)

	2002	2001

At January 1	$(16)	$(42)
Derivative instruments entered into or settled	(2)	(7)
Change in fair value of derivative instruments:
Non-hedge derivative gains (losses)	(6)	33
Cash flow hedges	49	—
Fair value hedges	4	—

At December 31	$29	$(16)

The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at December 31, 2002.

F Change in fair value of cash flow hedge contracts

		Foreign	Interest
	Commodity	currency	rate
	contracts	contracts	contracts	Total

At January 1, 2001	$(4)	—	—	$(4)
Losses transferred to earnings	29 [1]	—	—	29

At December 31, 2001	$25	$—	$—	$25
Change in fair value	(4)	33	20	49
Gains transferred to earnings	(12)[1]	(7)[2]	(6)[3]	(25)

At December 31, 2002	$9	$26	$14	$49

[1]	Included under revenues and by-product credits

[2]	Included under operating expenses

[3]	Included under interest income

In the next twelve months, we expect to transfer gains of $27 million from OCI to earnings. For the year ended December 31, 2002, the amount of hedge ineffectiveness recorded and recognized in non-hedge derivative gains (losses) was a loss of $1 million.

G Non-hedge derivative gains (losses)

For the years ended December 31	2002	2001

Commodity contracts	$(2)	$57
Currency contracts	8	(15)
Interest and lease rate contracts	(12)	(9)

	$(6)	$33

H Credit and market risks

By using derivative instruments, we expose ourselves to credit and market risk. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates. We manage the market risk associated with commodity prices, interest rate, gold lease rate, and foreign currency contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	91

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract, or in the case of total return swaps, the risk that a deterioration in credit quality of the underlying reference asset, or a credit default event, will give rise to a loss under the derivative instrument. If a counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value gain in a derivative. For our total return swaps, the maximum amount of credit risk is limited to the notional amount of the contract, plus or minus unrealized gains or losses. When the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we assume no repayment risk. We minimize our credit (or repayment) risk in derivative instruments by:

>	entering into transactions with high-quality counterparties whose credit ratings are generally “AA” or higher;

>	limiting the amount of exposure to each counterparty;

>	monitoring the financial condition of counterparties; and

>	ensuring that the reference assets in total return swaps are highly diversified so that concentrations of credit risk do not arise.

When we have more than one outstanding derivative transaction with the same counterparty and we also have a legally enforceable master netting agreement with that counterparty, the net credit exposure represents the net of the positive and negative exposures with that counterparty. When there is a net negative exposure, we regard our credit exposure to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e., a legal right to a setoff of receivable and payable derivative contracts) between ourselves and that counterparty. Our policy is to use master netting agreements with all counterparties.

24 > FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy.

The accounting for an asset or liability may differ based on the type of instrument and/or its use in a risk management or investing strategy. The measurement approaches used in financial statements include the following:

>	recorded at fair value on the balance sheet with changes in fair value recorded each period in the earnings;

>	recorded at fair value on the balance sheet with changes in fair value recorded each period in a separate component of shareholders’ equity and as part of other comprehensive income;

>	recorded at cost (less other-than-temporary impairments) with changes in fair value not recorded in the financial statements but disclosed in the notes thereto; or

>	recorded at the lower of cost or market.

Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independent information as inputs. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

92	B A R R I C K A N N U A L R E P O R T 2 0 0 2

Fair value information

At December 31	2002		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$1,044	$1,044	$574	$574
Accounts receivable[1]	72	72	60	60
Available-for-sale securities[2]	30	30	46	46
Derivative assets[3]	115	115	57	57

	$1,261	$1,261	$737	$737

Financial liabilities
Accounts payable[1]	$164	$164	$175	$175
Long-term debt[4]	781	858	802	853
Derivative liabilities[3]	86	86	73	73

	$1,031	$1,108	$1,050	$1,101

[1]	Fair values of cash and deposits with banks, accounts receivable and accounts payable approximate their carrying amounts due to their short-term nature and generally negligible credit losses.

[2]	Our investment in debt and equity securities are recorded at their estimated fair value. Quoted market prices, when available, are used to determine fair value. If quoted market prices are not available, then fair values are estimated by using quoted prices of instruments with similar characteristics or discounted cash flows.

[3]	The fair value for derivative instruments is determined based on liquid market pricing as evidenced by exchange traded prices, broker-dealer quotations or related input factors which assume all counterparties have the same credit rating.

[4]	The fair value of long-term debt is based on current market interest rates, adjusted for our credit quality.

25 > SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our “other” segment includes mainly operations which have been or are being closed.

Income statement information

							Segment income
	Gold sales			Operating costs			before income taxes

For the years ended December 31	2002	2001	2000	2002	2001	2000	2002	2001	2000

Goldstrike	$676	$767	$784	$440	$473	$401	$89	$156	$255
Pierina	303	297	272	96	45	41	46	77	55
Bulyanhulu	134	56	—	78	35	—	16	4	—
Kalgoorlie	124	117	128	84	80	76	21	20	34
Eskay Creek	121	98	101	16	16	7	57	42	36
Hemlo	97	93	92	65	61	56	22	22	26
Plutonic	105	89	82	58	49	54	36	28	18
Round Mountain	132	116	73	79	77	50	32	21	11
Other	275	356	404	155	244	265	58	38	58

	$1,967	$1,989	$1,936	$1,071	$1,080	$950	$377	$408	$493

B A R R I C K A N N U A L R E P O R T 2 0 0 2	93

Asset information

	Segment assets		Amortization			Segment capital expenditures

For the years ended December 31	2002	2001	2002	2001	2000	2002	2001	2000

Goldstrike	$1,496	$1,617	$147	$138	$128	$46	$122	$176
Pierina	546	726	161	175	176	5	12	49
Bulyanhulu	644	659	40	17	—	56	153	203
Pascua-Lama	192	218	—	—	—	11	69	107
Kalgoorlie	232	247	19	17	18	14	6	15
Eskay Creek	258	313	48	40	58	8	10	6
Hemlo	60	69	10	10	10	6	6	5
Plutonic	59	51	11	12	10	20	11	12
Round Mountain	79	95	21	18	12	8	15	3
Other	234	147	62	74	81	54	70	36

	$3,800	$4,142	$519	$501	$493	$228	$474	$612

Cash and short-term investments	1,074	779
Other	387	281

Enterprise total	$5,261	$5,202

Geographic information

	Assets		Gold sales

For the years ended December 31	2002	2001	2002	2001	2000

United States	$1,834	$1,873	$905	$1,041	$1,007
Peru	733	731	303	297	272
Australia	472	470	316	288	291
Canada	533	525	299	269	283
Tanzania	678	666	134	56	—
Chile/Argentina	245	257	4	38	83
Other	766	680	6	—	—

	$5,261	$5,202	$1,967	$1,989	$1,936

Segment income before income taxes

For the years ended December 31	2002	2001	2000

Segment total	$377	$408	$493
Provision for mining assets and other unusual charges:
Pascua-Lama	—	—	(1,036)
Goldstrike	—	—	(300)
Pierina	—	—	(184)
Other	—	(59)	(107)
Exploration and business development	(104)	(103)	(149)
Merger and related costs	2	(117)	—
Corporate expenses, net	(98)	(47)	(115)
Income taxes	16	14	209

Net income (loss)	$193	$96	$(1,189)

94	B A R R I C K A N N U A L R E P O R T 2 0 0 2

26 > JOINT VENTURES

Our major interests in joint ventures are our 50% interest in the Kalgoorlie Mine in Australia; our 50% interest in the Round Mountain Mine in the United States; and our 50% interest in the Hemlo Mine in Canada.

Summary financial information for joint ventures (100%)

Income statement and cash flow information

For the years ended December 31	2002	2001	2000

Revenues	$650	$578	$494
Costs and expenses	582	522	426

Net income	$68	$56	$68

Operating activities[1]	$175	$163	$42
Investing activities[1]	$(54)	$(78)	$(68)
Financing activities[1]	$—	$—	$—

[1]	Net cash inflow (outflow)

Balance sheet information

At December 31	2002	2001

Assets
Inventories	$46	$88
Property, plant and equipment	553	658
Other assets	79	48

	$678	$794

Liabilities
Current liabilities	116	124
Long-term obligations	67	78

	$183	$202

27 > CASH AND EQUIVALENTS

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. We anticipate holding these cash balances for an extended period of time. We have entered into receive fixed interest rate swaps with a total notional amount of $650 million that have been designated, and are effective, as cash flow hedges of expected future floating rate interest receipts. These swaps mature at various times from 2004 to 2007 (refer to note 23).

28 > SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31	2002	2001	2000

Components of other net operating activities
Merger and related costs	$(2)	$117	$—
Reclamation costs	34	54	35
Non-cash charges (credits):
Foreign currency translation adjustments (note 6)	(2)	11	35
(Gains) losses on short-term investments (note 10)	4	(1)	(7)
Gains on sale of property, plant and equipment	(4)	(9)	(8)
Amortization of deferred stock compensation (note 20)	3	—	—
Cumulative effect of changes in recognition policies (note 2)	—	1	23
Changes in operating assets and liabilities:
Accounts receivable	(12)	(2)	21
Inventories and other current assets	32	67	(33)
Accounts payable and other current liabilities	50	(135)	81
Payments of merger and related costs	(50)	(13)	—
Derivative instruments	(22)	16	13
Payments of reclamation and closure costs	(70)	(35)	(39)
Other items	(38)	(47)	38

Other net operating activities	$(77)	$24	$159

Cash payments included in operating activities:
Interest, net of amounts capitalized	$57	$24	$22
Income taxes	$46	$37	$39

B A R R I C K A N N U A L R E P O R T 2 0 0 2	95

GOLD MINERAL RESERVES AND MINERAL RESOURCES

The table on the next page sets forth Barrick’s interest in the total proven and probable gold mineral reserves at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, see pages 97 to 99.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

DEFINITIONS

A MINERAL RESOURCE is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories:

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A MINERAL RESERVE is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves:

A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

96	B A R R I C K A N N U A L R E P O R T 2 0 0 2

> Summary Gold Mineral Reserves and Mineral Resources1

		2002			2001

		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

UNITED STATES
Betze-Post	(proven and probable)	107,130	0.150	16,051	108,854	0.151	16,433
	(mineral resource)	47,617	0.070	3,321	49,861	0.069	3,450
Meikle	(proven and probable)	9,770	0.398	3,888	8,992	0.439	3,946
	(mineral resource)	12,926	0.396	5,119	13,512	0.433	5,847
Goldstrike Property Total	(proven and probable)	116,900	0.171	19,939	117,846	0.173	20,379
	(mineral resource)	60,543	0.139	8,440	63,373	0.147	9,297
Round Mountain (50%)	(proven and probable)	96,057	0.020	1,875	118,489	0.019	2,245
	(mineral resource)	27,282	0.012	333	32,857	0.015	493
Marigold (33%)	(proven and probable)	26,351	0.026	678	25,177	0.027	680
	(mineral resource)	43,248	0.014	621	44,115	0.014	632

CANADA
Eskay Creek	(proven and probable)	1,433	0.998	1,430	1,426	1.245	1,775
	(mineral resource)	480	0.442	212	575	0.504	290
Hemlo (50%)	(proven and probable)	19,726	0.107	2,118	21,788	0.116	2,517
	(mineral resource)	6,678	0.119	798	17,823	0.067	1,203
Holt-McDermott	(proven and probable)	847	0.182	154	1,371	0.214	293
	(mineral resource)	755	0.254	192	2,188	0.237	518

SOUTH AMERICA
Pascua-Lama	(proven and probable)	296,411	0.057	16,862	296,411	0.057	16,862
	(mineral resource)	242,686	0.029	6,962	242,686	0.030	7,166
Veladero	(proven and probable)	254,311	0.037	9,384	196,573	0.043	8,416
	(mineral resource)	213,971	0.024	5,154	133,003	0.030	3,954
Pierina	(proven and probable)	70,343	0.051	3,602	89,233	0.053	4,748
	(mineral resource)	41,072	0.016	649	89,056	0.015	1,332
Alto Chicama	(proven and probable)	120,948	0.054	6,535	—	—	—
	(mineral resource)	81,172	0.037	3,043	—	—	—

AUSTRALIA
Plutonic	(proven and probable)	13,976	0.181	2,533	8,526	0.186	1,588
	(mineral resource)	26,682	0.130	3,470	19,991	0.134	2,686
Lawlers	(proven and probable)	3,407	0.149	509	3,539	0.143	505
	(mineral resource)	10,705	0.131	1,401	4,386	0.195	854
Darlot	(proven and probable)	8,202	0.155	1,269	8,062	0.166	1,341
	(mineral resource)	4,225	0.131	552	4,654	0.118	549
Yilgarn District Total	(proven and probable)	25,585	0.168	4,311	20,127	0.171	3,434
	(mineral resource)	41,612	0.130	5,423	29,031	0.141	4,089
Kalgoorlie (50%)	(proven and probable)	96,898	0.057	5,551	93,641	0.061	5,724
	(mineral resource)	48,690	0.054	2,621	118,443	0.079	9,303
Cowal	(proven and probable)	75,922	0.037	2,835	56,395	0.049	2,770
	(mineral resource)	64,673	0.034	2,222	68,413	0.031	2,133

AFRICA
Bulyanhulu	(proven and probable)	27,420	0.425	11,653	28,026	0.428	12,009
	(mineral resource)	9,018	0.465	4,195	9,255	0.465	4,308

OTHER	(proven and probable)	—	—	—	3,795	0.111	420
	(mineral resource)	1,816	0.389	706	12,555	0.141	1,773

TOTAL	(proven and probable)	1,229,152	0.071	86,927	1,070,298	0.077	82,272
	(mineral resource)	883,696	0.047	41,571	863,373	0.054	46,491

[1]	As at December 31, 2002, except for Alto Chicama which is as at January 31, 2003.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	97

> Gold Mineral Reserves1

	PROVEN			PROBABLE			TOTAL

	Tons	Grade	Ounces	Tons	Grade	Ounces	Ton	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

UNITED STATES
Betze-Post	60,229	0.132	7,924	46,901	0.173	8,127	107,130	0.150	16,051
Meikle	2,641	0.512	1,352	7,129	0.356	2,536	9,770	0.398	3,888
Goldstrike Property Total	62,870	0.148	9,276	54,030	0.197	10,663	116,900	0.171	19,939
Round Mountain (50%)	47,282	0.017	815	48,775	0.022	1,060	96,057	0.020	1,875
Marigold (33%)	3,700	0.032	120	22,651	0.025	558	26,351	0.026	678

CANADA
Eskay Creek	575	1.483	853	858	0.672	577	1,433	0.998	1,430
Hemlo (50%)	11,708	0.116	1,359	8,018	0.095	759	19,726	0.107	2,118
Holt-McDermott	23	0.174	4	824	0.182	150	847	0.182	154

SOUTH AMERICA
Pascua-Lama	37,738	0.062	2,355	258,673	0.056	14,507	296,411	0.057	16,862
Veladero	19,123	0.046	877	235,188	0.036	8,507	254,311	0.037	9,384
Pierina	29,232	0.068	1,994	41,111	0.039	1,608	70,343	0.051	3,602
Alto Chicama	—	—	—	120,948	0.054	6,535	120,948	0.054	6,535

AUSTRALIA
Plutonic	2,983	0.146	436	10,993	0.191	2,097	13,976	0.181	2,533
Lawlers	1,456	0.134	195	1,951	0.161	314	3,407	0.149	509
Darlot	3,776	0.133	501	4,426	0.174	768	8,202	0.155	1,269
Yilgarn District Total	8,215	0.138	1,132	17,370	0.183	3,179	25,585	0.168	4,311
Kalgoorlie (50%)	34,580	0.052	1,788	62,318	0.060	3,763	96,898	0.057	5,551
Cowal	6,197	0.044	271	69,725	0.037	2,564	75,922	0.037	2,835

AFRICA
Bulyanhulu	1,846	0.397	733	25,574	0.427	10,920	27,420	0.425	11,653

TOTAL	263,089	0.082	21,577	966,063	0.068	65,350	1,229,152	0.071	86,927

[1]	Mineral reserves (“reserves”) have been calculated as at December 31, 2002 (except for Alto Chicama, which was calculated as at January 31, 2003) in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Alto Chicama and Veladero are classified for U.S. reporting purposes as mineralized material. Calculations have been prepared by employees of Barrick under the supervision of Alan R. Hill, P.Eng., Executive Vice-President, Development of Barrick and/or Alexander J. Davidson, P.Geol., Senior Vice-President, Exploration of Barrick. Except with respect to the Australian properties, reserves have been calculated using an assumed long-term average gold price of US$300 and a silver price of US$4.75. Reserves at Kalgoorlie assumed a gold price of US$297 (A$550 and an exchange rate of $0.54 $US/$A). Such calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations.

98	B A R R I C K A N N U A L R E P O R T 2 0 0 2

> Gold Mineral Resources1

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)

UNITED STATES
Betze-Post	16,445	0.069	1,139	29,955	0.070	2,092	3,231	1,217	0.074	90
Meikle	1,932	0.584	1,129	3,175	0.393	1,249	2,378	7,819	0.351	2,741
Goldstrike Property Total	18,377	0.123	2,268	33,130	0.101	3,341	5,609	9,036	0.313	2,831
Round Mountain (50%)	13,545	0.008	104	3,910	0.018	72	176	9,827	0.016	157
Marigold (33%)	—	—	—	13,665	0.016	219	219	29,583	0.014	402

CANADA
Eskay Creek	—	—	—	382	0.401	153	153	96	0.615	59
Hemlo (50%)	888	0.128	114	1,789	0.075	134	248	4,001	0.137	550
Holt-McDermott	—	—	—	246	0.248	61	61	509	0.257	131

SOUTH AMERICA
Pascua-Lama	3,962	0.055	216	111,883	0.029	3,271	3,487	126,841	0.027	3,475
Veladero	9,000	0.023	209	126,760	0.024	3,051	3,260	78,211	0.024	1,894
Pierina	8,599	0.016	137	31,339	0.016	489	626	1,134	0.020	23
Alto Chicama	—	—	—	56,352	0.035	1,998	1,998	24,820	0.042	1,045

AUSTRALIA
Plutonic	4,523	0.073	331	14,826	0.132	1,956	2,287	7,333	0.161	1,183
Lawlers	2,178	0.154	336	6,201	0.126	779	1,115	2,326	0.123	286
Darlot	1,157	0.175	202	3,012	0.112	338	540	56	0.214	12
Yilgarn District Total	7,858	0.111	869	24,039	0.128	3,073	3,942	9,715	0.152	1,481
Kalgoorlie (50%)	14,558	0.054	791	27,353	0.054	1,488	2,279	6,779	0.050	342
Cowal	1,588	0.041	65	33,623	0.035	1,190	1,255	29,462	0.033	967

AFRICA
Bulyanhulu	—	—	—	4,765	0.352	1,678	1,678	4,253	0.592	2,517

OTHER	—	—	—	1,085	0.335	364	364	731	0.468	342

TOTAL	78,375	0.061	4,773	470,321	0.044	20,582	25,355	334,998	0.048	16,216

[1]	As at December 31, 2002, except for Alto Chicama which is as at January 31, 2003. Resources which are not reserves do not have demonstrated economic viability.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	99

SUPPLEMENTAL INFORMATION

> 4-Year Historical Review1

(US GAAP basis, unless otherwise indicated)	2002	2001	2000	1999

Operating results (in millions)
Gold sales	$1,967	$1,989	$1,936	$2,057
Net income (loss)	193	96	(1,189)	244
Operating cash flow	589	588	842	676
Capital expenditures	228	474	612	643

Per share data
Net income (loss)	$0.36	$0.18	$(2.22)	$0.45
Cash dividends	0.22	0.22	0.22	0.20
Operating cash flow	1.09	1.10	1.57	1.28
Book value	6.15	5.96	5.95	8.45

Financial position (in millions)
Cash and short-term investments	$1,074	$779	$822	$766
Total assets	5,261	5,202	5,393	6,791
Working capital	869	579	576	646
Long-term debt[2]	761	793	901	803
Shareholders’ equity	3,334	3,192	3,190	4,514

Operational statistics (unaudited)
Gold production (thousands of ounces)	5,695	6,124	5,950	5,801
Total cash operating costs per ounce	$177	$162	$155	$152
Average price realized per ounce of gold sold	$339	$317	$334	$351
Average spot price of gold per ounce	$310	$271	$279	$279
Gold reserves (proven and probable) (thousands of ounces)[3]	86,927	82,272	79,300	78,049

Other
Net debt to total capitalization[4]	(7%)	1%	2%	1%
Shares outstanding (millions)	542	536	536	534

[1]	All amounts prior to 2001 have been restated to reflect the merger with Homestake as a pooling-of-interests (see note 3 to notes to consolidated financial statements). Information for all years has been derived from audited financial statements, except as indicated.

[2]	Long-term debt excludes current portion of $20 million in 2002, $9 million in 2001, $3 million in 2000 and $37 million in 1999.

[3]	Reserves calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

[4]	Net debt to total capitalization is the ratio of debt less cash and short-term investments to debt plus shareholders’ equity.

100	B A R R I C K A N N U A L R E P O R T 2 0 0 2

CORPORATE GOVERNANCE

2002 saw a sharpened focus on corporate governance in the United States and Canada, with the New York Stock Exchange proposing new corporate governance standards, including standards aimed at expanding the independent/unrelated element on boards and board committees. Barrick is undertaking its own review of Company corporate governance practices in light of the recent regulatory initiatives. Although as a regulatory matter, the new NYSE standards would not be directly applicable to Barrick as a Canadian company, allowing for an appropriate transition period, the Board intends to adopt corporate governance practices consistent with such standards to the extent practical for our Company.

The Board established a separate Corporate Governance and Nominating Committee in December 2002. Prior to that time, the corporate governance and nominating functions had been performed by the Compensation Committee. Currently, the Corporate Governance and Nominating Committee is developing a set of corporate governance principles for Barrick and also intends to develop a code of business conduct and ethics.

COMPOSITION OF THE BOARD

Barrick’s Board is currently comprised of 13 directors, with the size and composition of the Board reflecting a breadth of backgrounds and experience deemed important for effective governance of an international corporation in the mining industry. With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the current directors and has determined that five of the 13 directors are “unrelated.”

Allowing for an appropriate transition period, the Board will move toward a composition that puts unrelated/independent directors in the majority. The Company has an experienced Board that has made a significant contribution to Barrick’s success, acting without constraint in its access to information, in its deliberations and in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick.

COMMITTEES OF THE BOARD

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
(M.A. Cohen, A.A. MacNaughton, G.C. Wilkins)

Assists the Board in establishing Barrick’s corporate governance policies and practices. The Committee also identifies individuals qualified to become members of the Board, and reviews the composition and functioning of the Board and its Committees.

AUDIT COMMITTEE
(H.L. Beck, C.W.D. Birchall, P.A. Crossgrove)

Reviews the Company’s financial statements and management’s discussion and analysis of financial and operating results, and assists the Board in its oversight of the integrity of Barricks financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditor’s qualifications and independence, and the performance of the internal and external auditors.

COMPENSATION COMMITTEE
(A.A. MacNaughton, M.A. Cohen, P.A. Crossgrove, J.L. Rotman)

Assists the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices, and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and recommending director and senior management compensation and for succession planning with respect to senior executives.

EXECUTIVE COMMITTEE
(G.C. Wilkins, A.A. MacNaughton, B. Mulroney, P. Munk)

Exercises all the powers of the Board (except those powers specifically reserved by law to the Board of Directors) in the management and direction of business during intervals between meetings of the Board of Directors.

ENVIRONMENTAL, OCCUPATIONAL, HEALTH AND SAFETY COMMITTEE
(P.A. Crossgrove, J.K. Carrington, M.A. Cohen, J.E. Thompson)

Reviews environmental and occupational health and safety policies and programs, oversees the Company’s environmental and occupational health and safety performance, and monitors current and future regulatory issues.

FINANCE COMMITTEE
(C.W.D. Birchall, A.A. MacNaughton, A. Munk, G.C. Wilkins)

Reviews the Company’s investment strategies, hedging program and general debt and equity structure.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	101

BOARD OF DIRECTORS

HOWARD L. BECK, Q.C.
Toronto, Ontario
Chairman, Wescam Inc.

Mr. Beck was a founding Partner of the law firm Davies, Ward & Beck. He has been on the Barrick Board since 1984.

C. WILLIAM D. BIRCHALL
Nassau, Bahamas
Corporate Director

Mr. Birchall has had a long association with Barrick as one of the original Board members of the Company.

TYE W. BURT
Toronto, Ontario
Executive Director,
Corporate Development
Barrick Gold Corporation

Mr. Burt was appointed Executive Director, Corporate Development of Barrick in December 2002. Previously he has served as Chairman of Deutsche Bank Canada and Managing Director of Deutsche Bank’s Global Metals and Mining Group.

JOHN K. CARRINGTON
Thornhill, Ontario
Vice Chairman and
Chief Operating Officer,
Barrick Gold Corporation

Mr. Carrington was appointed a Vice Chairman of the Company in March 1999 in addition to his role as Chief Operating Officer, which he assumed at the end of 1996. He has been a member of the Barrick Board since 1996.

MARSHALL A. COHEN, O.C.
Toronto, Ontario
Counsel, Cassels
Brock & Blackwell

Mr. Cohen served the Government of Canada for 15 years in a number of senior positions including Deputy Minister of Finance. He has been a Director of Barrick since 1988.

PETER A. CROSSGROVE
Toronto, Ontario
Chairman, Masonite
International Corporation

Mr. Crossgrove has been involved in a number of mining companies. He has been a Director of Barrick since 1993.

ANGUS A. MACNAUGHTON
Danville, California
President, Genstar
Investment Corporation

Mr. MacNaughton has been a member of the Board since 1986.

THE RIGHT
HONOURABLE BRIAN
MULRONEY, P.C., LL.D.
Montreal, Quebec
Senior Partner,
Ogilvy Renault

Mr. Mulroney was Prime Minister of Canada from 1984 to 1993. He joined the Barrick Board in 1993 and is Chairman of the Company’s international Advisory Board.

ANTHONY MUNK
Toronto, Ontario
Managing Director,
Onex Investment Corp.

Mr. Munk became a member of the Board of Directors in 1996. He is a Partner of Onex Corporation, a diversified manufacturing and service company.

PETER MUNK, O.C.
Toronto, Ontario
Chairman, Barrick
Gold Corporation

Mr. Munk is the founder and Chairman of the Board of Barrick Gold Corporation. He is also the founder and Chairman of Trizec Properties, Inc.

JOSEPH L. ROTMAN, O.C.
Toronto, Ontario
Chairman and Chief
Executive Officer,
Roy-L Capital Corporation

Mr. Rotman has been a Director of Barrick since its inception.

JACK E. THOMPSON
Alamo, California
Vice Chairman,
Barrick Gold Corporation

Mr. Thompson was appointed to the Board in December 2001 upon the completion of the merger with Homestake Mining Company. Prior to that time, Mr. Thompson was Chairman and Chief Executive Officer of Homestake.

GREGORY C. WILKINS
Toronto, Ontario
President and Chief
Executive Officer,
Barrick Gold Corporation

Mr. Wilkins was Executive Vice President and Chief Financial Officer of Barrick until his appointment at Horsham (subsequently TrizecHahn Corporation) in September 1993. He has been a member of the Board since 1991.

102	B A R R I C K A N N U A L R E P O R T 2 0 0 2

OFFICERS

PETER MUNK
Chairman

JACK E. THOMPSON
Vice Chairman

GREGORY C. WILKINS
President and Chief Executive Officer

JOHN K. CARRINGTON
Vice Chairman and Chief Operating Officer

PATRICK J. GARVER
Executive Vice President and General Counsel

ALAN R. HILL
Executive Vice President, Development

TYE W. BURT
Executive Director, Corporate Development

ALEXANDER J. DAVIDSON
Senior Vice President, Exploration

JAMIE C. SOKALSKY
Senior Vice President and Chief Financial Officer

AMMAR AL-JOUNDI
Vice President and Treasurer

M. VINCENT BORG
Vice President, Corporate Communications

MICHAEL J. BROWN
Vice President, United States Public Affairs

ANDRÉ R. FALZON
Vice President and Controller

GORDON F. FIFE
Vice President, Organizational Effectiveness

JAMES FLEMING
Vice President, Communications

GREGORY A. LANG
Vice President, Australian Operations

JOHN T. MCDONOUGH
Vice President, Environment

STEPHEN A. ORR
Vice President, North American Operations

RAYMOND W. THRELKELD
Vice President, Project Development

DAVID W. WELLES
Vice President and Tax Counsel

RICHARD S. YOUNG
Vice President, Investor Relations

SYBIL E. VEENMAN
Associate General Counsel and Secretary

INTERNATIONAL ADVISORY BOARD

The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management as the Company expands internationally.

CHAIRMAN

THE RIGHT HONOURABLE BRIAN MULRONEY
Former Prime Minister of Canada

MEMBERS

SECRETARY WILLIAM S. COHEN
United States
Chairman and Chief Executive Officer,
The Cohen Group

HONOURABLE PAUL G. DESMARAIS, SR.
Canada
Director and Chairman of Executive Committee,
Power Corporation of Canada

VERNON E. JORDAN, JR.
United States
Senior Managing Director,
Lazard Freres & Co., LLC and Of Counsel to Akin, Gump, Strauss, Hauer & Feld, LLP

PETER MUNK
Canada
Chairman,
Barrick Gold Corporation
and Chairman,
Trizec Properties, Inc.

LORD CHARLES POWELL OF BAYSWATER KCMG
United Kingdom
Chairman,
Sagitta Asset Management Limited

KARL OTTO PÖHL
Germany
Senior Partner,
Sal. Oppenheim Jr. & Cie.

THE HONORABLE ANDREW YOUNG
United States
Chairman,
GoodWorks International

B A R R I C K A N N U A L R E P O R T 2 0 0 2	103

SHAREHOLDER INFORMATION

Shares traded on five major international stock exchanges

> New York

> Toronto

> London

> Paris

> Swiss

Ticker Symbol

ABX

Number of Registered Shareholders
27,755

Index Listings

> S&P Global 1200 Index

> S&P/TSX 60 Index

> S&P/TSX Composite Index

> S&P/TSX Canadian Materials Index

> S&P/TSX Canadian Gold Index

> FT of London Gold Index

> Philadelphia Gold/Silver Index

2002 Dividend Per Share US$0.22

Common Shares (millions) Outstanding at December 31, 2002	542*

Weighted average - 2002 Basic and fully diluted	541*

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

*	Includes shares issuable upon conversion of HCI (Homestake Canada Inc.) convertible shares.

> Volume of Shares Traded

(millions)	2002	2001

TSE	698	388
NYSE	762	428

> Closing Price of Shares

December 31, 2002

TSE	C$24.35
NYSE	US$15.41

> Share Trading Information

	Share Volume
Toronto Stock Exchange	(millions)		High		Low

Quarter	2002	2001	2002	2001	2002	2001

First	148	74	C$31.20	C$27.48	C$25.35	C$21.10
Second	188	109	36.05	29.65	27.30	21.65
Third	199	100	28.92	28.59	22.52	21.95
Fourth	163	105	26.09	28.25	21.85	22.15

	698	388

	Share Volume
New York Stock Exchange	(millions)		High		Low

Quarter	2002	2001	2002	2001	2002	2001

First	155	90	US$19.50	US$17.59	US$15.90	US$13.70
Second	190	118	23.49	19.37	17.18	13.72
Third	273	108	19.61	17.98	13.46	14.20
Fourth	144	112	16.74	17.95	13.82	13.96

	762	428

104	B A R R I C K A N N U A L R E P O R T 2 0 0 2

DIVIDEND PAYMENTS

In 2002, the Company paid a cash dividend of $0.22 per share - $0.11 on June 14 and $0.11 on December 20. A cash dividend of $0.22 per share was paid in 2001 - $0.11 on June 15 and $0.11 on December 14.

DIVIDEND POLICY

The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

FORM 40-F

Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Corporate Office.

OTHER LANGUAGE REPORTS

French and Spanish versions of this annual report are available from Investor Relations at the Corporate Office.

SHAREHOLDER CONTACTS

Shareholders are welcome to contact the Company for information or questions concerning their shares. For general information on the Company, contact the Investor Relations Department.

For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Secretary of Barrick or the Transfer Agents.

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: (416) 643-5500
Toll-free throughout North America:
1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

Mellon Investor Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey 07660
Telephone: (201) 329-8660
Toll-free within the United States
and Canada:
1-888-835-2788
Web site: www.melloninvestor.com

ANNUAL MEETING

The Annual General Meeting of Shareholders will be held on Wednesday, May 7, 2003 at 10:00 a.m. in the Canadian Room, Fairmont Royal York Hotel, Toronto, Ontario.

B A R R I C K A N N U A L R E P O R T 2 0 0 2	105

CORPORATE INFORMATION

CORPORATE OFFICE

Barrick Gold Corporation
BCE Place
Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
Telephone: (416) 861-9911
Fax: (416) 861-2492

MINING OPERATIONS

North America
Goldstrike Property:
Betze-Post Mine and Meikle Mine
P.O. Box 29
Elko, Nevada U.S.A. 89803
Stephen Lang
Vice President and General Manager
Telephone: (775) 738-8043
Fax: (775) 738-7685

Round Mountain Gold
P.O. Box 480
Round Mountain
Nevada U.S.A. 89045
Mike Doyle
General Manager
Telephone: (775) 377-2366
Fax: (775) 377-3240

Eskay Creek
No. 1 Airport Way
P.O. Box 3908
Smithers, B.C.
Canada V0J 2N0
Steve Job
General Manager
Telephone: (604) 515-5227
Fax: (604) 515-5241

Hemlo Operations
P.O. Bag 500
Marathon, Ontario
Canada P0T 2E0
Vern Baker
General Manager
Telephone: (807) 238-1100
Fax: (807) 238-1050

Holt-McDermott Mine
P.O. Box 278
Kirkland Lake, Ontario
Canada P2N 3H7
Brian Grebenc
General Manager
Telephone: (705) 567-9251
Fax: (705) 567-6867

South America
Chilean Operations
Av. Ricardo Lyon 222
Piso II. Providencia
Santiago, Chile
Raymond Threlkeld
Vice President,
Project Development
Telephone: (56-2) 340-2022
Fax: (56-2) 233-0188

Pierina Mine
Pasaje Los Delfines, 159
2do Piso
Urb. Las Gardenias
Lima 33, Peru
Igor Gonzales
Vice President and General Manager
Telephone: (51-1) 275-0600
Fax: (51-1) 275-0249

East Africa
Bulyanhulu Mine
International House, Level 2
Shaaban Robert Street/
Garden Avenue
P.O. Box 1081
Dar es Salaam, Tanzania
Roy Meade
Senior Vice President and General Manager
Telephone: (255-22) 123-181
Fax: (255-22) 123-245

Australia
Australian Operations
2 Mill Street
10th Floor
Perth, WA 6000 Australia
Gregory Lang
Vice President,
Australian Operations
Telephone: (61-8) 9212-5777
Fax: (61-8) 9322-5700

CORPORATE DATA

Auditors
PricewaterhouseCoopers LLP
Toronto, Canada

Investor Relations
Contact:
Richard S. Young
Vice President,
Investor Relations
Telephone: (416) 307-7431
Fax: (416) 861-0727
Email: ryoung@barrick.com

Kathy Sipos
Manager, Investor Relations
Telephone: (416) 307-7441
Fax: (416) 861-0727
Email: ksipos@barrick.com

Sandra Grabell
Investor Relations Specialist
Telephone: (416) 307-7440
Fax: (416) 861-0727
Email: sgrabell@barrick.com

Toll-free number within Canada and United States:
1-800-720-7415
Email: investor@barrick.com
Web site: www.barrick.com

106	B A R R I C K A N N U A L R E P O R T 2 0 0 2

FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those regarding production and costs and other statements that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, our Management’s Discussion and Analysis includes many such forward-looking statements and we caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s most recent Form 40-F/Annual Information on file with the U.S. securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

Printed in Canada.

You can contact us toll-free within Canada and the United States at 1.800.720.7415

e-mail us at

investor@barrick.com

visit our investor relations web site

www.barrick.com